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As filed with the Securities and Exchange Commission on October 30, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPRINGLEAF FINANCE CORPORATION
(Exact name of registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation or Organization)	6141 (Primary Standard Industrial Classification Code Number)	35-0416090 (IRS Employer Identification Number)

601 N.W. Second Street
Evansville, IN 47708
(812) 424-8031
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott D. McKinlay, Esq.
Springleaf Finance Corporation
601 N.W. Second Street
Evansville, IN 47708
(812) 424-8031
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee

6.000% Senior Notes due 2020	$300,000,000	100%	$300,000,000	$38,640

7.750% Senior Notes due 2021	$650,000,000	100%	$650,000,000	$83,720

8.250% Senior Notes due 2023	$300,000,000	100%	$300,000,000	$38,640

(1)
Estimated solely for the purpose of calculating the registration fee under Rule 457(f) of the Securities Act of 1933, as amended (the "Securities Act").

          The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the Exchange Offers and issue these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion
Preliminary Prospectus dated October 30, 2013.

PRELIMINARY PROSPECTUS

Springleaf Finance Corporation

Offers to Exchange

$300,000,000 aggregate principal amount of 6.000% Senior Notes due 2020, which have been registered under the Securities Act of 1933, for $300,000,000 aggregate principal amount of outstanding 6.000%
Senior Notes due 2020.

$650,000,000 aggregate principal amount of 7.750% Senior Notes due 2021, which have been registered under the Securities Act of 1933, for $650,000,000 aggregate principal amount of outstanding 7.750%
Senior Notes due 2021.

$300,000,000 aggregate principal amount of 8.250% Senior Notes due 2023, which have been registered under the Securities Act of 1933, for $300,000,000 aggregate principal amount of outstanding 8.250%
Senior Notes due 2023.

         Springleaf Finance Corporation. (the "Issuer" or "SFC") hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the "Exchange Offers"), to exchange up to $300,000,000 in aggregate principal amount of its registered 6.000% Senior Notes due 2020 (the "New 2020 Notes"), $650,000,000 in aggregate principal amount of its registered 7.750% Senior Notes due 2021 (the "New 2021 Notes") and $300,000,000 in aggregate principal amount of its registered 8.250% Senior Notes due 2023 (the "New 2023 Notes," and together with the New 2020 Notes and the New 2021 Notes, the "New Notes"), for a corresponding and like aggregate principal amount of its outstanding 6.000% Senior Notes due 2020 (the "Old 2020 Notes"), 7.750% Senior Notes due 2021 (the "Old 2021 Notes") and 8.250% Senior Notes due 2023 (the "Old 2023 Notes," and together with the Old 2020 Notes and Old 2021 Notes, the "Old Notes"), respectively. We refer to the Old 2020 Notes and the New 2020 Notes collectively as the "2020 Notes." We refer to the Old 2021 Notes and the New 2021 Notes collectively as the "2021 Notes." We refer to the Old 2023 Notes and the New 2023 Note collectively as the "2023 Notes." We refer to the Old Notes and New Notes collectively as the "Notes." The terms of the New Notes are identical to the terms of the related Old Notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the Old Notes. The Notes will be exchanged in denominations of $2,000 and in integral multiples of $1,000.

         We will exchange any and all Old Notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on                        , 2013 (the "Expiration Date"), unless extended.

         We have not applied, and do not intend to apply, for listing of the notes on any national securities exchange or automated quotation system.

         See "Risk Factors" beginning on page 9 of this prospectus for a discussion of certain risks that you should consider before participating in these Exchange Offers.

         Each broker-dealer that receives the New Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. The accompanying letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 90 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2013.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained or incorporated by reference in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

        Until                        , 2014 (90 days after the date of this prospectus), all dealers effecting transactions in the New Notes, whether or not participating in the Exchange Offers, may be required to deliver a prospectus.

i

NON-GAAP FINANCIAL MEASURES

        As of June 30, 2013, our segments include: Consumer, Insurance, and Real Estate. Management considers Consumer and Insurance to be our Core Consumer Operations and Real Estate as our Non-Core Portfolio.

        We present our segment financial information on a historical accounting basis (a non-GAAP measure using the same accounting basis that we employed prior to the Fortress Acquisition (described in this prospectus)). This presentation provides us and other interested third parties a consistent basis to better understand our operating results. This presentation is not in accordance with, or a substitute for, GAAP and may be different from, or inconsistent with, non-GAAP financial measures used by other companies. See Note 24 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2012 and Note 17 of the Notes to Unaudited Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the six months ended June 30, 2013 in each case, incorporated by reference into this prospectus, for reconciliations of segment information on a historical accounting basis to consolidated financial statement amounts.

ii

PROSPECTUS SUMMARY

        The following summary contains information about Springleaf Finance Corporation and the Notes. It does not contain all of the information that may be important to you in making a decision to participate in the Exchange Offers. For a more complete understanding of Springleaf Finance Corporation and the Notes, we urge you to read this prospectus carefully, including the sections entitled "Risk Factors," "Forward Looking Statements" and "Where You Can Find More Information," and the other information incorporated by reference into this prospectus. Unless otherwise noted or indicated by the context, the terms the "Company," "Springleaf,""we," "us" and "our" refer to Springleaf Finance Corporation and its consolidated subsidiaries, and "SFC" and the "Issuer" refer to Springleaf Finance Corporation. References in this prospectus to "Fortress" refer to Fortress Investment Group LLC. All amounts in this prospectus are expressed in U.S. dollars, except where noted, and the financial statements incorporated herein by reference have been prepared in accordance with GAAP.

Business Overview

        Springleaf is a leading consumer finance company with a long track record of high quality origination, underwriting and servicing of personal loans. We provide responsible loan products through our nationwide branch network primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies and other traditional lenders. Headquartered in Evansville, Indiana, we currently operate one of the largest consumer finance branch networks in the United States, serving over 955,000 customers as of June 30, 2013.

Our History and Corporate Information

        In November 2010, an affiliate of Fortress indirectly acquired an 80% economic interest in Springleaf Finance, Inc. ("SFI"), a financial services holding company, from an affiliate of American International Group, Inc. ("AIG"). This transaction is referred to in this prospectus as the Fortress Acquisition. Following the Fortress Acquisition, AIG indirectly retained a 20% economic interest in SFI. All of the common stock of SFC is owned by SFI. Following a restructuring completed in connection with its initial public offering, all of the common stock of SFI is owned by Springleaf Holdings, Inc. ("SHI").

        SFC was incorporated in Indiana in 1927 as successor to a business started in 1920. SFI was incorporated in Indiana in 1974. SHI was incorporated in Delaware in 2013. In October 2013, SHI completed an initial public offering of its common stock. As of the date of this prospectus, Springleaf Financial Holdings, LLC (the "Initial Stockholder") owns approximately 75.0% of SHI's common stock. The Initial Stockholder is owned primarily by a private equity fund managed by an affiliate of Fortress, a leading global investment manager that offers alternative and traditional investment products, and AIG Capital Corporation, a subsidiary of AIG.

        Our executive offices are located at 601 N.W. Second Street, Evansville, Indiana 47708, and our telephone number is (812) 424-8031. Our website address is www.Springleaf.com. The information on our website is not a part of this prospectus.

 SUMMARY OF THE TERMS OF THE EXCHANGE OFFERS

        In connection with the issuance of the Old Notes, SFC entered into registration rights agreements with the initial purchasers of the Old Notes and agreements granting registration rights to certain holders of the Old Notes (collectively, the "registration rights agreements"). You are entitled to exchange in the Exchange Offers your Old Notes for New Notes, which are identical in all material respects to the Old Notes except that:

  •
  the New Notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

  •
  the New Notes are not entitled to the registration rights applicable to the Old Notes under the registration rights agreements; and

  •
  our obligation to pay additional interest on the Old Notes due to the failure to consummate the Exchange Offers by a prior date does not apply to the New Notes.

Old Notes:
Old 2020 Notes	$300,000,000 aggregate principal amount of 6.000% Senior Notes due 2020.
Old 2021 Notes	$650,000,000 aggregate principal amount of 7.750% Senior Notes due 2021.
Old 2023 Notes	$300,000,000 aggregate principal amount of 8.250% Senior Notes due 2023.
Notes Offered:
New 2020 Notes

6.000% Senior Notes due 2020, the issuance of which has been registered under the Securities Act. The form and terms of the New 2020 Notes are identical in all material respects to those of the Old 2020 Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the Old 2020 Notes do not apply to the New 2020 Notes.

New 2021 Notes

7.750% Senior Notes due 2021, the issuance of which has been registered under the Securities Act. The form and terms of the New 2021 Notes are identical in all material respects to those of the Old 2021 Notes, except that transfer restrictions, registration rights and provisions for additional interest relating to the Old 2021 Notes do not apply to the New 2021 Notes.

New 2023 Notes

8.250% Senior Notes due 2023, the issuance of which has been registered under the Securities Act. The form and terms of the New 2023 Notes are identical in all material respects to those of the Old 2023 Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the Old 2023 Notes do not apply to the New 2023 Notes.

Exchange Offer:
Exchange Offer for 2020 Notes

We are offering to issue up to $300 million aggregate principal amount of New 2020 Notes in exchange for a like principal amount of Old 2020 Notes to satisfy our obligations under the registration rights agreement that was executed when the Old 2020 Notes were issued in a transaction in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act.

Exchange Offer for 2021 Notes

We are offering to issue up to $650 million aggregate principal amount of New 2021 Notes in exchange for a like principal amount of Old 2021 Notes to satisfy our obligations under the registration rights agreement that was executed when the Old 2021 Notes were issued in a transaction in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act.

Exchange Offer for 2023 Notes

We are offering to issue up to $300 million aggregate principal amount of New 2023 Notes in exchange for a like principal amount of Old 2023 Notes to satisfy our obligations under the registration rights agreement that was executed when the Old 2023 Notes were issued in a transaction in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act.

Resales

Based on interpretations by the staff of the SEC (the "Staff") set forth in no-action letters issued to third parties, we believe that the New Notes issued pursuant to the Exchange Offers in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that you:

• are acquiring the New Notes in the ordinary course of business, and
• have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes.

Each participating broker-dealer that receives New Notes for its own account pursuant to the Exchange Offers in exchange for Old Notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. See "Plan of Distribution."

Any holder of Old Notes who:
• is our affiliate;
• does not acquire the New Notes in the ordinary course of business; or

• tenders in the Exchange Offers with the intention to participate, or for the purpose of participating, in a distribution of New Notes cannot rely on the position of the Staff expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the New Notes.

Expiration; Withdrawal of Tenders

The Exchange Offers will expire at 5:00 p.m., New York City time on                        , 2013, or such later date and time to which we extend them (the "Expiration Date"). We do not currently intend to extend the Expiration Date. A tender of Old Notes pursuant to the Exchange Offers may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the Exchange Offers.

Delivery of the New Notes	The New Notes issued pursuant to the Exchange Offers will be delivered to the holders who tender Old Notes promptly following the Expiration Date.
Conditions to the Exchange Offers	The Exchange Offers are subject to customary conditions, some of which we may waive. See "The Exchange Offers—Certain Conditions to the Exchange Offers."
Procedures for Tendering Old Notes

If you wish to accept the Exchange Offers, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the Old Notes and any other required documents, to the Exchange Agent (as defined below) at the address set forth on the cover of the letter of transmittal. If you hold Old Notes through The Depository Trust Company ("DTC") and wish to participate in the Exchange Offers, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:
• any New Notes that you will receive will be acquired in the ordinary course of your business;
• you have no arrangement or understanding with any person or entity to participate in the distribution of the New Notes;

•

if you are a broker-dealer that will receive New Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such New Notes; and

• you are not our "affiliate" as defined in Rule 144 under the Securities Act.
Shelf Registration Statement

In certain circumstances, we are obligated to file and cause the SEC to declare effective a shelf registration statement with respect to the resale of the Old Notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement (or shorter period that will terminate when all Old Notes covered by such shelf registration statement have been sold). These circumstances include:

• if the Exchange Offers are not permitted by applicable law or SEC policy;
• if the Exchange Offers are not consummated within 360 days of the applicable issue date of the Notes; and

•

upon the request of any holder of Old Notes that (A) is prohibited by applicable law or SEC policy from participating in the Exchange Offers, or (B) may not resell the New Notes acquired in the Exchange Offers without delivering a prospectus, and this prospectus is not appropriate or available for such resales by such holder, or (C) is a broker-dealer that holds Old Notes acquired directly from us or one of our affiliates.

Effect on Holders of Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, the Exchange Offers, we will have fulfilled a covenant contained in the registration rights agreements and, accordingly, additional interest on the Old Notes, if any, shall no longer accrue and we will no longer be obligated to pay additional interest as described in the applicable registration rights agreement. If you are a holder of Old Notes and do not tender your Old Notes in the Exchange Offers, you will continue to hold such Old Notes and you will be entitled to all the rights and limitations applicable to the Old Notes in the applicable indenture governing the Old Notes except for any rights under the applicable registration rights agreement that by their terms terminate upon the consummation of the Exchange Offers.

Consequences of Failure to Exchange

All untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and in the applicable indenture governing the Old Notes. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the Exchange Offers, or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreements, we do not currently anticipate that we will register the Old Notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of Old Notes for New Notes in the Exchange Offers will not be a taxable event for United States Federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations."
Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes in the Exchange Offers.
Exchange Agent

Wilmington Trust, National Association is the exchange agent (the "Exchange Agent") for the Exchange Offers. The address and telephone number of the Exchange Agent are set forth in the section captioned "The Exchange Offers—Exchange Agent."

SUMMARY OF THE TERMS OF THE NEW NOTES

        The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the New Notes, see the section entitled "Description of Notes."

Issuer	Springleaf Finance Corporation, an Indiana corporation.
Securities	$300 million aggregate principal amount of 6.000% senior notes due 2020.
$650 million aggregate principal amount of 7.750% senior notes due 2021.
$300 million aggregate principal amount of 8.250% senior notes due 2023.
Maturity	The New 2020 Notes will mature on June 1, 2020.
The New 2021 Notes will mature on October 1, 2021.
The New 2023 Notes will mature on October 1, 2023.
Interest	Cash interest on the New 2020 Notes accrues at a rate of 6.000% per annum.
Cash interest on the New 2021 Notes accrues at a rate of 7.750% per annum.
Cash interest on the New 2023 Notes accrues at a rate of 8.250% per annum.
Interest Payment Dates	Interest on the New 2020 Notes will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2013.
Interest on the New 2021 Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2014.
Interest on the New 2023 Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2014.
Optional Redemption
Each series of notes may be redeemed at any time and from time to time, in whole or in part, at our option, at a "make-whole" redemption price, as described in this prospectus under the caption "Description of Notes—Optional Redemption."

Ranking	The New Notes will be SFC's senior unsecured obligations and will rank equally in right of payment with all of SFC's other existing and future unsubordinated indebtedness from time to time outstanding. The Notes will not be guaranteed by any of SFC's subsidiaries or its affiliates. The Notes will be effectively subordinated to all of SFC's secured obligations to the extent of the value of the assets securing such obligations and structurally subordinated to any existing and future obligations of SFC's subsidiaries with respect to claims against the assets of such subsidiaries. Secured indebtedness of SFC is currently equal to 10% of the Company's Consolidated Net Worth (as defined in, and calculated in accordance with, the indenture governing SFC's existing public debt). As of June 30, 2013, on an as adjusted basis (as defined under "Capitalization"), SFC's subsidiaries had approximately $6.6 billion of liabilities (including the Term Loan Facility and securitizations, but excluding payables and other obligations to SFC of approximately $3.9 billion) to which the Notes would have been structurally subordinated.
As of June 30, 2013, on an as adjusted basis, the aggregate amount of unsubordinated indebtedness outstanding with which the Notes will rank equally would have been approximately $5.0 billion.
Covenants
Each series of Notes contains certain restrictions, including a limitation that restricts SFC's ability and the ability of SFC's subsidiaries to incur liens on certain assets. See "Description of the Notes—Limitations on Liens."

Each series of Notes also restricts SFC's ability to merge with or into, or sell or convey all or substantially all of its assets to, any other corporation or entity. See "Description the Notes—Merger and Consolidation."
Risk Factors	Investment in the notes involves risks. You should carefully consider the information set forth under the heading "Risk Factors" in this prospectus.

RISK FACTORS

        You should carefully consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus, before making an investment decision. Along with the risks and uncertainties described below, you should carefully consider the risks and uncertainties described in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2013, which are incorporated by reference into this prospectus. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow.

Risks Related to our Indebtedness

An inability to access adequate sources of liquidity may adversely affect our ability to fund operational requirements and satisfy financial obligations.

        Our ability to access capital and credit was significantly affected by the substantial disruption in the U.S. credit markets and the associated credit rating downgrades on our debt. In addition, the risk of volatility surrounding the global economic system and uncertainty surrounding regulatory reforms such as the Dodd-Frank Act continue to create uncertainty around access to the capital markets. Historically, we funded our operations and repaid our debt and other obligations using funds collected from our finance receivable portfolio and new debt issuances. Although market conditions have improved recently, for a number of years following the economic downturn and disruption in the credit markets, our traditional borrowing sources, including our ability to cost effectively issue large amounts of unsecured debt in the capital markets, particularly issuances of commercial paper, have generally not been available to us. Instead we have primarily raised capital through securitization transactions and, although there can be no assurances that we will be able to complete additional securitizations, we currently expect our near-term sources of capital markets funding to continue to derive from securitization transactions.

        If we are unable to complete additional securitization transactions on a timely basis or upon terms acceptable to us or otherwise access adequate sources of liquidity, our ability to fund our own operational requirements and satisfy financial obligations may be adversely affected.

Our secured term loan and certain of our outstanding notes contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

        Springleaf Financial Funding Company ("SFFC"), a subsidiary of SFC, is the borrower under our senior secured term loan facility (the "Secured Term Loan"). SFC and most of its consumer finance operating subsidiaries guarantee the Secured Term Loan. The Secured Term Loan contains restrictions, covenants, and representations and warranties that apply to SFC and its subsidiaries. If SFC, SFFC or any subsidiary fails to comply with any of these covenants or breaches these representations or warranties, such noncompliance would constitute a default under the Secured Term Loan (subject to applicable cure periods), and the lenders could elect to declare all amounts outstanding under the agreements related thereto to be immediately due and payable and enforce their respective interests against collateral pledged under such agreements.

        The covenants and restrictions in the Secured Term Loan generally restrict SFC's and its subsidiaries' ability to, among other things:

  •
  create or incur liens;

  •
  in the case of SFC, consolidate or merge with or into, or sell or convey all or substantially all of its assets to, any other person or entity; and

  •
  in the case of SFFC and SFC's consumer finance operating subsidiaries who guarantee the loans, make certain amendments to organizational documents or documents relating to intercompany secured loans.

        Such covenants and restrictions do not generally apply to SFI and its subsidiaries (other than SFC and SFC's subsidiaries). Certain of SFC's indentures and notes also contain a covenant that limits SFC's and its subsidiaries' ability to create or incur liens.

        The restrictions described above may interfere with our ability to obtain new or additional financing or may affect the manner in which we structure such new or additional financing or engage in other business activities, which may significantly limit or harm our results of operations, financial condition and liquidity. A default and resulting acceleration of obligations could also result in an event of default and declaration of acceleration under certain of our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. A default could also significantly limit our alternatives to refinance both the debt under which the default occurred and other indebtedness. This limitation may significantly restrict our financing options during times of either market distress or our financial distress, which are precisely the times when having financing options is most important.

The assessment of our liquidity is based upon significant judgments or estimates that could prove to be materially incorrect.

        In assessing our current financial position and developing operating plans for the future, management has made significant judgments and estimates with respect to our liquidity, including but not limited to:

  •
  our ability to generate sufficient cash to service all of our outstanding debt;

  •
  our continued ability to access debt and securitization markets and other sources of funding on favorable terms;

  •
  our ability to complete on favorable terms, as needed, additional borrowings, securitizations, finance receivable portfolio sales, or other transactions to support liquidity, and the costs associated with these funding sources, including sales at less than carrying value and limits on the types of assets that can be securitized or sold, which would affect profitability;

  •
  the potential for downgrade of our debt by rating agencies, which would have a negative impact on our cost of, and access to, capital;

  •
  our ability to comply with our debt covenants, including the borrowing base for the Secured Term Loan;

  •
  the amount of cash expected to be received from our finance receivable portfolio through collections (including prepayments) and receipt of finance charges, which could be materially different than our estimates;

  •
  the potential for declining financial flexibility and reduced income should we use more of our assets for securitizations and finance receivable portfolio sales; and

  •
  the potential for reduced income due to the possible deterioration of the credit quality of our finance receivable portfolios.

        Additionally, there are numerous risks to our financial results, liquidity, and capital raising and debt refinancing plans that are not quantified in our current liquidity forecasts. These risks include, but are not limited, to the following:

  •
  the liquidation and related losses within our real estate portfolio could be substantial and result in reduced cash receipts;

  •
  our inability to grow our personal loan portfolio with adequate profitability to fund operations, loan losses, and other expenses;

  •
  our inability to monetize assets including, but not limited to, our access to debt and securitization markets;

  •
  the effect of federal, state and local laws, regulations, or regulatory policies and practices, including the Dodd-Frank Act (which, among other things, established the CFPB with broad authority to regulate and examine financial institutions), on our ability to conduct business or the manner in which we conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry;

  •
  the potential for increasing costs and difficulty in servicing our loan portfolio, especially our liquidating real estate loan portfolio (including costs and delays associated with foreclosure on real estate collateral), as a result of heightened nationwide regulatory scrutiny of loan servicing and foreclosure practices in the industry generally, and related costs that could be passed on to us in connection with the subservicing of our real estate loans that were originated or acquired centrally;

  •
  potential liability relating to real estate and personal loans which we have sold or may sell in the future, or relating to securitized loans, if it is determined that there was a non-curable breach of a warranty made in connection with the transaction;

  •
  the potential for additional unforeseen cash demands or accelerations of obligations;

  •
  reduced income due to loan modifications where the borrower's interest rate is reduced, principal payments are deferred, or other concessions are made;

  •
  the potential for declines in bond and equity markets; and

  •
  the potential effect on us if the capital levels of our regulated and unregulated subsidiaries prove inadequate to support current business plans.

        We intend to support our liquidity position by managing originations (including our decision to cease real estate loan originations effective January 1, 2012) and purchases of finance receivables (including our decision to no longer purchase retail sales finance receivables after January 15, 2013) and maintaining disciplined underwriting standards and pricing on such finance receivables. We intend to support operations and repay indebtedness with one or more of the following activities, among others: finance receivable collections, cash on hand, additional debt financings (particularly new securitizations and possible new issuances and/or debt refinancing transactions), finance receivable portfolio sales, or a combination of the foregoing. There can be no assurance that we will be successful in undertaking any of these activities to support our operations and repay our obligations.

        However, the actual outcome of one or more of our plans could be materially different than expected or one or more of our significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. In the event of such an occurrence, if third-party financing is not available, our liquidity could be substantially and materially affected, and as a result, substantial doubt could exist about our ability to continue as a going concern.

Current ratings could adversely affect our ability to raise capital in the debt markets at attractive rates, which could negatively affect our results of operations, financial condition and liquidity.

        Each of Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service, Inc. ("Moody's"), and Fitch, Inc. ("Fitch") rates SFC's debt. SFC's long term corporate debt rating is currently rated B- with a stable outlook by S&P, B- with a stable outlook by Fitch and B3 with a positive outlook by Moody's. Ratings reflect the rating agencies' opinions of a company's financial strength, operating performance, strategic position and ability to meet our obligations. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating.

        If SFC's current ratings continue in effect or our ratings are downgraded, it will likely increase the interest rate that we would have to pay to raise money in the capital markets, making it more expensive for us to borrow money and adversely impacting our access to capital. As a result, our ratings could negatively impact our results of operations, financial condition and liquidity.

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

        We have securitized, and may in the future securitize, certain of our finance receivables to generate cash to originate or purchase new finance receivables or pay our outstanding indebtedness. In each such transaction, we convey a pool of finance receivables to a special purpose entity ("SPE"), which, in turn, conveys the finance receivables to a trust (the issuing entity). Concurrently, the trust issued non-recourse notes or certificates pursuant to the terms of an indenture or pooling and servicing agreement, respectively, which then are transferred to the SPE in exchange for the finance receivables. The securities issued by the trust are secured by the pool of finance receivables. In exchange for the transfer of finance receivables to the issuing entity, we receive the cash proceeds from the sale of the trust securities, all residual interests, if any, in the cash flows from the finance receivables after payment of the trust securities, and a 100% beneficial interest in the issuing entity. As a result of the challenging credit and liquidity conditions, the value of the subordinated securities we retain in our securitizations might be reduced or, in some cases, eliminated.

        The more limited securitization markets since 2007 have impaired our ability to complete securitizations. Although we were able to complete a securitization during the third quarter of 2011, three during 2012 and eight so far during 2013, the securitization market remains constrained, and we can give no assurances that we will be able to complete additional securitizations. In addition, since the onset of the recent financial crisis, we have only completed five securitizations of personal loan receivables, and we may face challenges executing personal loan securitizations in the future.

        Rating agencies may also affect our ability to execute a securitization transaction, or increase the costs we expect to incur from executing securitization transactions, not only by deciding not to issue ratings for our securitization transactions, but also by altering the criteria and process they follow in issuing ratings. Rating agencies could alter their ratings processes or criteria after we have accumulated finance receivables for securitization in a manner that effectively reduces the value of those finance receivables by increasing our financing costs or otherwise requiring that we incur additional costs to comply with those processes and criteria. We have no ability to control or predict what actions the rating agencies may take.

        Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding residential mortgage-backed securities or other asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act and the Investment Company Act, may affect the type of securitizations that we are able to complete.

        If it is not possible or economical for us to securitize our finance receivables in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and may have a material adverse effect on our results of operations, financial condition and liquidity.

Risks Related to the Notes

If current market conditions deteriorate and our financial performance does not improve, we may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments or to refinance our debt obligations, including the Notes, depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control.

        Continued challenging economic conditions have negatively affected our financial condition and results of operations. Current economic conditions have negatively affected the markets in which we conduct our business and the capital markets on which we depend to finance our operation. If current market conditions deteriorate and our financial performance does not improve, we may not be able to generate sufficient cash to service our debt. At June 30, 2013, we had $621.9 million of cash and cash equivalents and during the six months ended June 30, 2013 we generated net income of $17.7 million and net cash inflow from operating and investing activities of $454.9 million. At June 30, 2013, our remaining principal and interest payments for 2013 on our existing debt (excluding securitizations) totaled $706.9 million. Additionally, we have $244.0 million of debt maturities and interest payments (excluding securitizations) due in the first half of 2014. As of June 30, 2013, we had unpaid principal balances of $1.1 billion of unencumbered personal loans and $1.6 billion of unencumbered real estate loans. In addition, SFC may demand payment of some or all of its note receivable from SFI ($538.0 million outstanding at June 30, 2013); however, SFC does not anticipate the need for additional liquidity during 2013 and does not expect to demand payment from SFI in 2013. In order to meet our debt obligations in 2013 and beyond, we are exploring a number of other options, including additional debt financings (particularly new securitizations involving real estate and personal loans and possible new issuances and/or debt refinancing transactions), or a combination of the foregoing. We are also considering finance receivable portfolio sales.

        We cannot give any assurance that we would be able to take any of these actions, that these actions would be successful even if undertaken, that these actions would permit us to meet our scheduled debt obligations, or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of sufficient cash resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations.

        Further, our ability to refinance our debt on attractive terms or at all, as well as the timing of any refinancings, depends upon a number of factors over which we have little or no control, including general economic conditions, such as unemployment levels, housing markets and interest rates, disruptions in the financial markets, the market's view of the quality, value, and liquidity of our assets, our current and potential future earnings and cash flows, and our credit ratings. In addition, any financing, particularly any securitization, that is reviewed by a rating agency is subject to the rating agency's view of the quality and value of any assets supporting such financing, our processes to generate cash flows from, and monitor the status of, such assets, and changes in the methodology used by the rating agencies to review and rate the applicable financing. This process may require significant time and effort to complete and may not result in a favorable rating or any rating at all, which could reduce the effectiveness of such financing or render it unexecutable.

        If we cannot make scheduled payments on our debt, we will be in default and, as a result:

  •
  our debt holders could declare all outstanding principal and interest to be due and payable, which could also result in an event of default and declaration of acceleration under certain of our other debt agreements; and

  •
  the lenders under the Term Loan Facility could realize related proceeds on the assets securing our borrowings.

Our indebtedness is significant, which could affect our ability to meet our obligations under our debt instruments and could materially and adversely affect our business and our ability to react to changes in the economy or our industry.

        We currently have a significant amount of indebtedness. As of June 30, 2013, on an as adjusted basis, we would have had $11.7 billion of indebtedness outstanding (including securitizations and secured indebtedness). Interest expense on our indebtedness was $441.9 million for the six months ended June 30, 2013. There can be no assurance that we will be able to repay or refinance our debt in the future.

        The amount of indebtedness could have important consequences, including the following:

  •
  it may require us to dedicate a significant portion of our cash flow from operations to the payment of the principal of, and interest on, our indebtedness, which reduces the funds available for other purposes, including finance receivable originations;

  •
  it could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing regulatory, business and economic conditions;

  •
  it may limit our ability to incur additional borrowings or securitizations for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness;

  •
  it may require us to seek to change the maturity, interest rate and other terms of our existing debt;

  •
  it may cause a further downgrade of our debt and long-term corporate ratings; and

  •
  it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business.

        In addition, meeting our anticipated liquidity requirements is contingent upon our continued compliance with our existing debt agreements. An event of default or declaration of acceleration under one of our existing debt agreements could also result in an event of default and declaration of acceleration under certain of our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern.

        Furthermore, our existing debt agreements do not restrict us from incurring significant additional indebtedness. If our debt obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, the consequences described above could be magnified.

The limited covenants applicable to the Notes may not provide protection against some events or developments that may affect our ability to repay the Notes or the trading prices for the notes.

        The indentures governing the Notes, among other things, do not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability to incur indebtedness, including secured indebtedness (subject to compliance with the lien covenant);

  •
  limit our ability to sell assets (except as described below) or restrict the use of proceeds from such sale;

  •
  limit SFC's subsidiaries' ability to incur indebtedness, which would be structurally senior to the notes;

  •
  restrict our ability to repurchase or prepay our securities;

  •
  restrict our ability to enter into transactions with our affiliates;

  •
  restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities; or

  •
  restrict our ability to engage in any acquisition or other transaction, other than our ability to merge or consolidate with, or sell all or substantially all of our assets to, another person without the surviving or transferring person (if other than SFC) assuming the obligations under either series of notes.

        We have recently engaged in certain intercompany agreements with our parent SFI, including a reorganization of certain of internal administrative functions. These transactions were related to SFI's disclosed intention to begin to explore certain additional business opportunities, including centralized online lending and strategic acquisitions of loan portfolios. See "Certain Relationships and Related Transactions, and Director Independence" in SFC's Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein. Nothing in the indentures would prohibit these transactions or additional similar transactions in the future.

        In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally, and the ratings on the Notes, which could adversely impact the trading prices for, or the liquidity of, the Notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

Redemption may adversely affect your return on the notes.

        We have the right to redeem some or all of each series of Notes prior to maturity, as described under "Description of Notes—Optional Redemption." We may redeem each series of Notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the applicable series of Notes.

Our credit ratings may not reflect all risks of an investment in the Notes.

        The credit ratings assigned to the Notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, your Notes. In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, your Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances.

Claims of noteholders will be structurally subordinated to the existing and future obligations of SFC's subsidiaries because they will not guarantee the Notes.

        The Notes will not be guaranteed by any of SFC's subsidiaries. Accordingly, claims of holders of the Notes will be structurally subordinated to the existing and future obligations of SFC's subsidiaries. All obligations of SFC's subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to SFC.

        SFC's subsidiaries accounted for substantially all of its revenues and assets as of and for the year ended December 31, 2012 and the six months ended June 30, 2013.

The Notes are unsecured, and consequently the Notes will be effectively subordinated to any existing and future secured indebtedness.

        The Notes are unsecured and will rank behind all of SFC's senior secured indebtedness, as well as any future secured indebtedness SFC may incur to the extent of the value of the assets securing such indebtedness. Secured indebtedness of SFC is currently equal to 10% of the Company's Consolidated Net Worth (as defined in, and calculated in accordance with, the indenture governing SFC's existing public debt). We may also incur additional secured indebtedness in the future. Upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our secured debt will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full from the assets securing that secured debt before any payment may be made with respect to the Notes. In that event, because the Notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full or at all. If the value of such remaining assets is less than the aggregate outstanding principal amount of the Notes and all other debt ranking pari passu with the Notes, we may be unable to satisfy our obligations under the Notes. In addition, if we fail to meet our payment or other obligations under any secured debt we have or may incur, the holders of such secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on the notes. As a result, you may lose a portion of or the entire value of your investment in the notes.

SFC is a holding company and is dependent on dividends and other distributions from its subsidiaries.

        SFC is a holding company with no direct operations. Its principal assets are the equity interests that it holds in its operating subsidiaries. As a result, it is dependent on dividends and other distributions or loans or advances from those subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of principal and interest on the notes offered hereby. SFC's subsidiaries may not generate sufficient cash from operations to enable SFC to make principal and interest payments on its indebtedness, including the notes offered hereby. In addition, any payment of dividends, distributions, loans or advances to SFC by its subsidiaries could be subject to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which such subsidiaries operate. Furthermore, SFC's insurance subsidiaries are subject to policy holder protection regulations that may limit their ability to pay dividends or make loans or advances to SFC. Moreover, payments to SFC by its subsidiaries will be contingent upon its subsidiaries' earnings. SFC's subsidiaries are permitted under the terms of SFC's indebtedness, including the notes offered hereby, to incur additional indebtedness that may restrict payments from those subsidiaries to SFC. We cannot assure you that agreements governing current and future indebtedness of SFC's subsidiaries will permit those subsidiaries to provide SFC with sufficient cash to fund its debt service payments.

        SFC's subsidiaries are legally distinct from it and have no obligation, contingent or otherwise, to pay amounts due on SFC's debt or to make funds available to SFC for such payment.

Fortress is our controlling stockholder and there can be no assurance that Fortress will act in our best interests as opposed to their own best interests.

        Because of its position as our controlling stockholder, Fortress is able to exercise control over decisions affecting us, including:

  •
  our direction and policies, including the appointment and removal of officers;

  •
  mergers or other business combinations and opportunities involving us;

  •
  further issuance of capital stock or other equity or debt securities by us;

  •
  payment of dividends; and

  •
  approval of our business plans and general business development.

        As of the date hereof, Fortress indirectly beneficially owns approximately 64% of our common stock. The concentration of ownership held by Fortress could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that may be otherwise favorable to us or to holders of notes offered hereby. In addition, Fortress and entities affiliated with Fortress may conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers or vendors, make investments in the kind of property in which we may make investments or acquire the same or similar types of assets that we may seek to acquire. Fortress is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Fortress may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Fortress continues to beneficially own, indirectly or otherwise, a significant amount of our equity, even if such amount is less than 50%, Fortress will continue to be able to strongly influence or effectively control our decisions. As described above under "—Risks Related to the Notes—The limited covenants applicable to the Notes may not provide protection against some events or developments that may affect our ability to repay the Notes or the trading prices for the Notes," we are not restricted under the indentures from entering into transactions with our affiliates. As such, Fortress will generally not be prohibited under the indentures from entering into transactions with us that may not be favorable to us or the holders of the Notes.

Risks Relating to the Exchange Offers

You may have difficulty selling the Old Notes that you do not exchange.

        If you do not exchange your Old Notes for New Notes in the Exchange Offers, you will continue to be subject to the restrictions on transfer of your Old Notes described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreements, we do not intend to register the Old Notes under the Securities Act. The tender of Old Notes under the Exchange Offers will reduce the principal amount of the currently outstanding Old Notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding Old Notes that you continue to hold following completion of the Exchange Offers. See "The Exchange Offers—Consequences of Failure to Exchange."

There is no public market for the New Notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

        The New Notes are a new issue of securities for which there is no existing trading market. Accordingly, we cannot assure you that a liquid market will develop for the New Notes, that you will be able to sell your New Notes at a particular time or that the prices that you receive when you sell the New Notes will be favorable.

        We do not intend to apply for listing or quotation of the New Notes on any securities exchange or automated quotation system. The liquidity of any market for the New Notes is subject to a number of factors, including:

  •
  the number of holders of New Notes;

  •
  our operating performance and financial condition;

  •
  our ability to complete the offers to exchange the Old Notes for the New Notes;

  •
  the market for similar securities;

  •
  the interest of securities dealers in making a market in the New Notes; and

  •
  prevailing interest rates.

        We understand that one or more of the initial purchasers with respect to the Old Notes intend to make a market in the New Notes. However, they are not obligated to do so, and any market-making activity with respect to the New Notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offers or the pendency of an applicable shelf registration statement. There can be no assurance that an active trading market will exist for the New Notes or that any trading market that does develop will be liquid.

You must comply with the exchange offer procedures in order to receive new, freely tradable New Notes.

        Delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offers will be made only after timely receipt by the exchange agent of book-entry transfer of Old Notes into the exchange agent's account at DTC, as depositary, including an agent's message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Old Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the Exchange Offers, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the Exchange Offers, certain registration and other rights under the registration rights agreements will terminate. See "The Exchange Offers—Procedures for Tendering" and "The Exchange Offers—Consequences of Failure to Exchange."

        Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Old Notes in the Exchange Offers for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

FORWARD-LOOKING STATEMENTS

        Some of the information contained or incorporated by reference in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "target," "projects," "contemplates" or the negative version of those words or other comparable words. Any forward-looking statements contained or incorporated by reference in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion or incorporation by reference of this forward-looking information should not be regarded as a representation by us, Fortress, the Initial Stockholder, or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

  •
  changes in general economic conditions, including the interest rate environment in which we conduct business and the financial markets through which we can access capital and also invest cash flows from the Insurance segment;

  •
  levels of unemployment and personal bankruptcies;

  •
  shifts in residential real estate values;

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  shifts in collateral values, delinquencies, or credit losses;

  •
  natural or accidental events such as earthquakes, hurricanes, tornadoes, fires, or floods affecting our customers, collateral, or branches or other operating facilities;

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  war, acts of terrorism, riots, civil disruption, pandemics, or other events disrupting business or commerce;

  •
  changes in the rate at which we can collect or potentially sell our finance receivables portfolios;

  •
  the effectiveness of our credit risk scoring models in assessing the risk of customer unwillingness or lack of capacity to repay;

  •
  changes in our ability to attract and retain employees or key executives to support our businesses;

  •
  changes in the competitive environment in which we operate, including the demand for our products, customer responsiveness to our distribution channels, and the strength and ability of our competitors to operate independently or to enter into business combinations that result in a more attractive range of customer products or provide greater financial resources;

  •
  changes in federal, state and local laws, regulations, or regulatory policies and practices, including the Dodd-Frank Act (which, among other things, established the CFPB, which has broad authority to regulate and examine financial institutions), that affect our ability to conduct business or the manner in which we conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry;

  •
  the potential for increased costs and difficulty in servicing our legacy real estate loan portfolio (including costs and delays associated with foreclosure on real estate collateral), as a result of heightened nationwide regulatory scrutiny of loan servicing and foreclosure practices in the industry generally, and related costs that could be passed on to us in connection with the subservicing of our real estate loans that were originated or acquired centrally;

  •
  potential liability relating to real estate and personal loans which we have sold or may sell in the future, or relating to securitized loans, if it is determined that there was a non-curable breach of a warranty made in connection with such transactions;

  •
  the costs and effects of any litigation or governmental inquiries or investigations involving us, particularly those that are determined adversely to us;

  •
  our continued ability to access the capital markets or the sufficiency of our current sources of funds to satisfy our cash flow requirements;

  •
  our ability to comply with our debt covenants, including the borrowing base for the Secured Term Loan;

  •
  our ability to generate sufficient cash to service all of our indebtedness;

  •
  our substantial indebtedness, which could prevent us from meeting our obligations under our debt instruments and limit our ability to react to changes in the economy or our industry, or our ability to incur additional borrowings;

  •
  the potential for downgrade of our debt by rating agencies, which would have a negative impact on our cost of, and access to, capital;

  •
  the impacts of our securitizations and borrowings;

  •
  our ability to maintain sufficient capital levels in our regulated and unregulated subsidiaries;

  •
  changes in accounting standards or tax policies and practices and the application of such new policies and practices to the manner in which we conduct business; and

  •
  other risks described in the "Risk Factors" section of this prospectus.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus. The forward-looking statements made or incorporated by reference in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

 THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

        In connection with the Exchange Offers, we entered into the registration rights agreements with respect to each series of Old Notes. The Registration Statement of which this prospectus forms a part was filed in compliance with the obligations under the registration rights agreements. The New Notes will have terms substantially identical to the Old Notes except that the New Notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offers by the date set forth in the registration rights agreements.

        In certain circumstances, we are obligated to file and cause the SEC to declare effective a shelf registration statement with respect to the resale of the Old Notes and to keep the shelf registration statement effective up to two years after the effective date of the shelf registration statement (or such shorter period that will terminate when all Old Notes covered by such shelf registration statement have been sold). These circumstances include:

  •
  if the Exchange Offers are not permitted by applicable law or SEC policy;

  •
  if the Exchange Offers are not consummated within 360 days of the applicable issue date of the Notes; and

  •
  upon the request of any holder of Old Notes that (A) is prohibited by applicable law or SEC policy from participating in the Exchange Offers, or (B) may not resell the New Notes acquired in the Exchange Offers without delivering a prospectus, and this prospectus is not appropriate or available for such resales by such holder, or (C) is a broker-dealer that holds Old Notes acquired directly from us or one of our affiliates.

        Each holder of Old Notes that wishes to exchange such Old Notes for transferable New Notes in the Exchange Offers will be required to make the following representations:

  •
  that it is not our "affiliate," as defined in Rule 144 under the Securities Act;

  •
  that it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the New Notes to be issued in the Exchange Offers; and

  •
  that it is acquiring the New Notes in its ordinary course of business.

Resale of New Notes

        Based on interpretations by the Staff set forth in no-action letters issued to third parties, we believe that the New Notes issued pursuant to the Exchange Offers in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by any holder of New Notes (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration provisions of the Securities Act, provided that:

  •
  such holder is not an "affiliate" of ours within the meaning of Rule 144 under the Securities Act;

  •
  such holder is acquiring the New Notes in its ordinary course of business; and

  •
  such holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any other person to participate in, a distribution of such New Notes.

        Any holder of Old Notes who is our affiliate; does not acquire the New Notes in the ordinary course of business; or tenders in the Exchange Offers with the intention to participate or with the purpose of participating in a distribution of the New Notes:

  •
  cannot rely on the position of the Staff expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters; and

  •
  in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the New Notes.

        This prospectus may be used for an offer to resell, for the resale or for other retransfer of New Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the Exchange Offers. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The New Notes may not be sold under state securities laws unless the New Notes have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirement is available. Except as required by the applicable registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act. See "Plan of Distribution" for more details regarding these procedures for the transfer of New Notes.

Terms of the Exchange Offers

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered and not withdrawn prior to the Expiration Date. We will issue a like principal amount of New Notes in exchange for the principal amount of Old Notes surrendered under the Exchange Offers.

        The form and terms of the New Notes are substantially identical to the form and terms of the Old Notes, except the New Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will be freely tradeable by persons not affiliated with us. The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the indentures that authorized the issuance of the applicable series of Old Notes.

        The Exchange Offers are not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

        As of the date of this prospectus, $300 million aggregate principal amount of the Old 2020 Notes, $650 million aggregate principal amount of the Old 2021 Notes and $300 million aggregate principal amount of the Old 2023 Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the Exchange Offers.

        We intend to conduct the Exchange Offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old Notes that are not tendered for exchange in the Exchange Offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the applicable series of Old Notes.

        We will be deemed to have accepted for exchange properly tendered Old Notes when it has given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from us and delivering New Notes to such holders.

        Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the Exchange Offers, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "—Certain Conditions to the Exchange Offers."

        Holders who tender Old Notes in the Exchange Offers will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the Exchange Offers. It is important that you read the section labeled "—Fees and Expenses" below for more details regarding fees and expenses incurred in the Exchange Offers.

Expiration Date; Extensions; Amendments

        The Exchange Offers will expire at 5:00 p.m., New York City time on                        , 2013, unless we extend it in our sole discretion. The New Notes issued pursuant to the Exchange Offers will be delivered promptly following the Expiration Date to the holders who validly tender their Old Notes.

        In order to extend the Exchange Offers, we will notify the Exchange Agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any Old Notes, to extend the Exchange Offers or to terminate the Exchange Offers and to refuse to accept Old Notes not previously accepted if any of the conditions set forth below under "—Certain Conditions to the Exchange Offers" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent; or

  •
  subject to the terms of the registration rights agreements, to amend the terms of the Exchange Offers in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of Old Notes. If we amend the Exchange Offers in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment and will extend the Exchange Offers to the extent required by law, if necessary. Generally we must keep the Exchange Offers open for at least five business days after a material change. Pursuant to Rule 14e-1(b) under the Exchange Act, if we increase or decrease the percentage of Old Notes being sought, we will extend the Exchange Offers for at least ten business days from the date that notice of such increase or decrease is first published, sent or given by us to holders of the Old Notes. We currently do not intend to decrease the percentage of Old Notes being sought.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offers, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to the Exchange Offers

        Despite any other term of the Exchange Offers, we will not be required to accept for exchange, or exchange any New Notes for, any Old Notes, and We may terminate the Exchange Offers as provided in this prospectus before accepting any Old Notes for exchange if in its reasonable judgment:

  •
  the New Notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

  •
  the Exchange Offers, or the making of any exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the Staff; or

  •
  any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offers that, in our judgment, would reasonably be expected to impair its ability to proceed with the Exchange Offers.

        In addition, We will not be obligated to accept for exchange the Old Notes of any holder that prior to the expiration of the Exchange Offers has not made:

  •
  the representations described under "—Purpose and Effect of the Exchange Offers," "—Procedures for Tendering" and "Plan of Distribution," and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the New Notes under the Securities Act.

        We expressly reserves the right, at any time or at various times on or prior to the scheduled Expiration Date of the Exchange Offers, to extend the period of time during which the Exchange Offers are open. Consequently, we may delay acceptance of any Old Notes by giving oral or written notice of such extension of the Expiration Date to the registered holders of the Old Notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all Old Notes previously tendered will remain subject to the Exchange Offers, and we may accept them for exchange unless they have been previously withdrawn. We will return any Old Notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the Exchange Offers.

        We expressly reserve the right to amend or terminate the Exchange Offers on or prior to the scheduled Expiration Date of the Exchange Offers, and to reject for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offers specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Date.

        These conditions are for our sole benefit and it may, in its sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to the Exchange Offers, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of the Exchange Offers. If we waive any of these conditions to the Exchange Offers, we expect that such waiver will apply equally to all holders of the Old Notes tendered in the Exchange Offers. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to the Exchange Offers, other than those described in the first sentence of this section, must be satisfied or waived by us at or before the expiration of the Exchange Offers. There are no dissenters' rights of appraisal under Delaware law applicable to the Exchange Offers.

        In addition, we will not accept for exchange any Old Notes tendered, and will not issue New Notes in exchange for any such Old Notes, if at such time any stop order will be threatened or in effect with respect to the Registration Statement, of which this prospectus forms a part, or the qualification of the New Notes Indentures under the Trust Indenture Act of 1939.

Procedures for Tendering

        Only a holder of Old Notes may tender such Old Notes in the Exchange Offers. To tender in the Exchange Offers, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the Exchange Agent prior to the Expiration Date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the Exchange Agent must receive Old Notes along with the letter of transmittal; or

  •
  the Exchange Agent must receive, prior to the Expiration Date, a timely confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the Exchange Agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "—Exchange Agent" prior to the Expiration Date.

        The tender by a holder of Old Notes that is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and Springleaf in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of Old Notes, the letter of transmittal and all other required documents to the Exchange Agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the Exchange Agent before the Expiration Date. Holders should not send us the letter of transmittal or Old Notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners' behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Old Notes, either:

  •
  make appropriate arrangements to register ownership of the Old Notes in such owner's name; or

  •
  obtain a properly completed bond power from the registered holder of Old Notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the Expiration Date.

        Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory

Authority, a commercial bank or trust company having an office or correspondent in the United States or another "eligible institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Old Notes tendered pursuant thereto are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Old Notes, such Old Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the Old Notes and an eligible institution must guarantee the signature on the bond power.

        If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

        The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the Exchange Agent, transmit their acceptance of the Exchange Offers electronically. They may do so by causing DTC to transfer the Old Notes to the Exchange Agent in accordance with its procedures for transfer. DTC will then send an agent's message to the Exchange Agent. The term "agent's message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Old Notes that are the subject of such book-entry confirmation;

  •
  such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

  •
  the agreement may be enforced against such participant.

        We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the Exchange Offers (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither Springleaf, the Exchange Agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the Exchange Agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date.

        In all cases, we will issue New Notes for Old Notes that we have accepted for exchange under the Exchange Offers only after the Exchange Agent timely receives:

  •
  Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By signing the letter of transmittal, each tendering holder of Old Notes will represent that, among other things:

  •
  that it is not our "affiliate," as defined in Rule 144 under the Securities Act;

  •
  that it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the New Notes to be issued in the Exchange Offers; and

  •
  that it is acquiring the New Notes in its ordinary course of business.

Book-Entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offers promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Holders of Old Notes who are unable to deliver confirmation of the book-entry tender of their Old Notes into the Exchange Agent's account at DTC or all other documents of transmittal to the Exchange Agent on or prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures described below.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of Old Notes may withdraw their tenders at any time prior to the Expiration Date.

        For a withdrawal to be effective:

  •
  the Exchange Agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under "—Exchange Agent;" or

  •
  holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any such notice of withdrawal must:

  •
  specify the name of the person who tendered the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn, including the principal amount of such Old Notes; and

  •
  where certificates for Old Notes have been transmitted, specify the name in which such Old Notes were registered, if different from that of the withdrawing holder.

        If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

        If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have validity tendered for exchange for purposes of the Exchange Offers. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to the Expiration Date.

Exchange Agent

        Wilmington Trust, National Association has been appointed as the Exchange Agent for the Exchange Offers. You should direct questions and requests for assistance, and send your executed letters of transmittal to the Exchange Agent as follows:

By Facsimile:
(302) 636-4139
Attention: Sam Hamed

By Regular, Registered or Certified Mail,
By Overnight Courier or By Hand:

Wilmington Trust, National Association
Corporate Capital Markets
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-1626
Attention: Sam Hamed

Confirm by Telephone:
(302) 636-6181

        Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

        Requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the Exchange Agent should be directed to the Exchange Agent at its telephone number and address noted above.

Fees and Expenses

        We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by its officers and regular employees and those of its affiliates.

        We have not retained any dealer manager in connection with the Exchange Offers and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offers. We will,

however, pay the Exchange Agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

        Our expenses in connection with the Exchange Offers include:

  •
  SEC registration fees;

  •
  fees and expenses of the Exchange Agent and trustee;

  •
  accounting and legal fees and printing costs; and

  •
  related fees and expenses.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the Exchange Offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Old Notes tendered;

  •
  tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of Old Notes under the Exchange Offers.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their Old Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

        Holders of Old Notes who do not exchange their Old Notes for New Notes under the Exchange Offers will remain subject to the restrictions on transfer of such Old Notes:

  •
  as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise as set forth in the applicable offering memorandum distributed in connection with the private offering of the Old Notes.

        In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as, set forth under "—Purpose and Effect of the Exchange Offers" We do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the Staff, New Notes issued pursuant to the Exchange Offers may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 144 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the New Notes in the ordinary course of the holders' business and the holders have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the New Notes to be acquired in the Exchange Offers. Any holder who tenders in the Exchange Offers who has engaged in, intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the New Notes or who does not acquire the New Notes in the ordinary course of business:

  •
  cannot rely on the position of the Staff expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters; and

  •
  in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the New Notes.

Accounting Treatment

        We will record the New Notes in our accounting records at the same carrying value as the Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the Exchange Offers.

Other

        Participation in the Exchange Offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Notes that are not tendered in the Exchange Offers or to file a registration statement to permit resales of any untendered Old Notes.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the New Notes in the Exchange Offers. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive in exchange Old Notes in like principal amount, which will be canceled and as such will not result in any increase in our indebtedness.

 RATIO OF EARNINGS TO FIXED CHARGES

	Successor Company					Predecessor Company
	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012				Eleven Months Ended November 30, 2010
					One Month Ended December 31, 2010
			Year Ended December 31, 2012	Year Ended December 31, 2011			Year Ended December 31, 2009	Year Ended December 31, 2008

	(dollars in thousands)
Earnings:
Income (loss) before provision for (benefit from) income taxes	$31,377	$(138,549)	$(311,840)	$(323,058)	$1,460,765	$(244,540)	$(888,647)	$(924,693)
Interest expense	441,896	556,249	1,060,950	1,258,279	117,676	978,364	1,050,164	1,209,920
Implicit interest in rents	4,839	7,208	12,115	12,638	1,207	13,751	19,287	26,592

Total earnings	$478,112	$424,908	$761,225	$947,859	$1,579,648	$747,575	$180,804	$311,819

Fixed charges:
Interest expense	$441,896	$556,249	$1,060,950	$1,258,279	$117,676	$978,364	$1,050,164	$1,209,920
Implicit interest in rents	4,839	7,208	12,115	12,638	1,207	13,751	19,287	26,592

Total fixed charges	$446,735	$563,457	$1,073,065	$1,270,917	$118,883	$992,115	$1,069,451	$1,236,512

Ratio of earnings to fixed charges*	1.07	0.75	0.71	0.75	13.29	0.75	0.17	0.25

*
Earnings did not cover total fixed charges by $138.5 million during the six months ended June 30, 2012, $311.8 million in 2012, $323.1 million in 2011, $244.5 million during the eleven months ended November 30, 2010, $888.6 million in 2009, and $924.7 million in 2008.

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to each of the following financing transactions: (i) the $590.9 million and $269.4 million private mortgage securitization transactions, after the price discount but before expenses, effected in July 2013 and October 2013, respectively; (ii) the $500.0 million private consumer loan securitization transaction, effected in September 2013; (iii) the $282.8 million of securitization debt from sales of previously retained mortgage-backed and asset-backed notes during the third quarter of 2013; (iv) the issuance of the Old Notes in September 2013, of which $700.0 million were exchanged for medium term notes due 2017, and the associated repurchase of $183.7 million of medium term notes due 2017; (v) the $235.1 million and $1.250 billion prepayments of the Secured Term Loan, effected in July 2013 and September 2013, respectively; (vi) the consummation of the $750.0 million New Loan Tranche effected in September 2013; and (vii) the $550.0 million repayment of the initial Secured Term Loan effected on October 11, 2013, and the intended uses of proceeds therefrom as if each transaction were consummated on June 30, 2013.

        The following table does not give effect to any other activities or transactions consummated after June 30, 2013.

        This table should be read in conjunction with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, each of which is incorporated by reference herein.

	As of June 30, 2013
	Actual	As Adjusted
	(in thousands)
Long-term debt
Secured term loan	$2,042,370	$757,307
Securitization debt(1):
Real estate	3,400,631	4,432,217
Consumer	823,003	1,434,580

Total secured debt	6,266,004	6,624,104
Retail notes	413,434	413,434
Medium-term notes	4,064,927	4,131,264
Euro denominated notes	408,195	408,195

Total senior notes	4,886,556	4,952,893
Junior subordinated debt	171,558	171,558

Total debt	11,324,118	11,748,555

Total equity	1,285,214	1,285,214

Total capitalization	$12,609,332	$13,033,769

(1)
Does not include any borrowing under our as yet unfunded private securitizations.

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

        The selected consolidated statement of operations data for the eleven months ended November 30, 2010, for the one month ended December 31, 2010 and for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements incorporated by reference in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included or incorporated by reference in this prospectus. The summary consolidated statement of operations data for the six months ended June 30, 2012 and 2013 and the summary consolidated balance sheet data as of June 30, 2013 have been derived from our unaudited financial statements incorporated by reference in this prospectus.

        The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments necessary for a fair presentation of the information set forth herein. Operating results for the six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the six months ended June 30, 2013, each of which is incorporated by reference in this prospectus.

        As a result of the Fortress Acquisition, a new basis of accounting was established and, for accounting purposes, the Predecessor Company was terminated and a Successor Company was created. This distinction is made throughout this prospectus through the inclusion of a vertical black line between the Successor Company and the Predecessor Company columns. Due to the nature of the Fortress Acquisition, we revalued our assets and liabilities based on their fair values at the date of the Fortress Acquisition in accordance with push-down accounting, which resulted in a $1.5 billion bargain purchase gain for the one month ended December 31, 2010. Push-down accounting also affected and continues to affect, among other things, the carrying amount of our finance receivables and long-term debt, our finance charges on our finance receivables and related yields, our interest expense, our allowance for finance receivable losses, and our net charge-off and charge-off ratio. In general, on a quarterly basis, we accrete or amortize the valuation adjustment recorded in connection with the Fortress Acquisition, or record adjustments based on current expected cash flows as compared to expected cash flows at the time of the Fortress Acquisition, in each case, as described in more detail in the footnotes to the tables below and in the Notes to Consolidated Financial Statements for the year ended December 31, 2012 incorporated by reference in this prospectus.

        The financial information for 2010 includes the financial information of the Successor Company for the one month ended December 31, 2010 and of the Predecessor Company for the eleven months ended November 30, 2010. These separate periods are presented to reflect the new accounting basis established for our Company as of November 30, 2010.

        As a result of the application of push-down accounting, the assets and liabilities of the Successor Company are not comparable to those of the Predecessor Company, and the income statement items for the one month ended December 31, 2010 and the years ended December 31, 2011 and 2012 would not have been the same as those reported if push-down accounting had not been applied. In addition, key ratios of the Successor Company are not comparable to those of the Predecessor Company, and are not comparable to other institutions due to the new accounting basis established.

	Successor Company					Predecessor Company

	Six Months Ended June 30,		Year Ended December 31,				Year Ended December 31,
					One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010

	2013	2012	2012	2011			2009	2008

	(in thousands)

Statement of Operations Data:
Interest income	$817,856	$855,505	$1,686,202	$1,859,492	$178,807	$1,673,465	$2,069,236	$2,587,167
Interest expense	441,896	556,249	1,060,950	1,258,279	117,676	978,364	1,050,164	1,209,920

Net interest income	375,960	299,256	625,252	601,213	61,131	695,101	1,019,072	1,377,247
Provision for finance receivable losses	164,728	136,594	337,603	332,321	38,705	444,273	1,263,761	1,068,829

Net interest income after provision for finance receivable losses	211,232	162,662	287,649	268,892	22,426	250,828	(244,689)	308,418
Other revenues	103,707	54,817	108,003	151,798	31,125	241,529	147,600	147,099
Other expenses	283,562	356,028	707,492	743,748	61,968	736,897	791,558	1,380,210
Bargain purchase gain	—	—	—	—	1,469,182	—	—	—

Income (loss) before provision for (benefit from) income taxes	31,377	(138,549)	(311,840)	(323,058)	1,460,765	(244,540)	(888,647)	(924,693)
Provision for (benefit from) income taxes	13,668	(47,344)	(91,154)	(98,335)	(2,139)	(240,086)	(414,782)	382,541

Net income (loss)	$17,709	$(91,205)	$(220,686)	$(224,723)	$1,462,904	$(4,454)	$(473,865)	$(1,307,234)

	Successor Company				Predecessor Company
		December 31,			December 31,
	June 30, 2013
		2012	2011	2010	2009	2008

			(in thousands)
Balance Sheet Data:
Net finance receivables, net of allowance	$11,130,317	$11,516,591	$12,944,119	$14,164,478	$16,699,075	$22,717,583
Cash and cash equivalents	621,869	1,357,212	477,469	1,381,534	1,292,621	844,865
Total assets	13,473,355	14,654,771	15,382,414	18,132,960	22,587,597	26,078,492
Long-term debt*	11,324,118	12,454,316	12,885,392	14,940,989	17,475,107	20,482,271
Total liabilities	12,188,141	13,391,578	13,973,615	16,441,834	20,211,983	23,984,012
Total shareholders equity	1,285,214	1,263,193	1,408,799	1,691,126	2,375,614	2,094,480

*
Long-term debt comprises the following:

	Successor Company				Predecessor Company
		December 31,			December 31,
	June 30, 2013
		2012	2011	2010	2009	2008

			(in thousands)
Long-term debt:
Secured term loan	$2,042,370	$3,765,249	$3,768,257	$3,033,185	$—	$—
Securitization debt:
Real estate	3,400,631	2,978,338	1,200,846	1,299,725	900,143	—
Consumer	823,003	—	—	—	—	—
Total securitization debt	4,223,634	2,978,338	1,200,846	1,299,725	900,143	—
Credit facility	—	—	—	—	2,125,000	2,125,000
Retail notes	413,434	522,416	587,219	815,437	1,150,216	1,321,453
Medium-term notes	4,064,927	4,162,674	5,999,325	7,850,175	10,179,972	14,024,078
Euro denominated notes	408,195	854,093	1,158,223	1,770,965	2,770,429	2,662,464

Total unsecured senior debt	4,886,556	5,539,183	7,744,767	10,436,577	16,225,617	20,132.995
Junior subordinated debt (hybrid debt)	171,558	171,546	171,522	171,502	349,347	349,276

Total	$11,324,118	$12,454,316	$12,885,392	$14,940,989	$17,475,107	$20,482,271

	Successor Company					Predecessor Company

	Six Months Ended June 30,		Year Ended December 31,				Year Ended December 31,
					One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010

	2013	2012	2012	2011			2009	2008

				(in thousands)
Other Financial Data:
Cash flows from operating activities	$137,824	$163,736	$262,550	$192,713	$(110,731)	$355,563	$580,038	$843,004
Cash flows from investing activities	317,027	732,603	1,339,626	1,326,459	127,704	3,079,017	3,062,658	(284,354)
Cash flows from financing activities	(1,188,676)	(51,414)	(725,382)	(2,424,348)	(109,204)	(3,252,749)	(3,194,907)	(1,786,765)

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facility

        On May 10, 2011, SFFC, an indirect wholly owned subsidiary, entered into, and fully borrowed, $3.8 billion of six-year senior secured term loans pursuant to a senior secured term loan facility, which we refer to as the "Secured Term Loan," among SFFC, SFC, the Subsidiary Guarantors, a syndicate of lenders, various agents and Bank of America, N.A., as administrative agent and collateral agent. The Secured Term Loan refinanced in full SFFC's existing $3.0 billion secured term loan facility scheduled to mature in April 2015. Upon receipt of additional lender commitments, the aggregate principal amount of the Secured Term Loan may be increased pursuant to one or more incremental facilities subject to satisfaction of certain conditions.

        At June 30, 2013 and December 31, 2012, the outstanding principal amount of the Secured Term Loan totaled $2.0 billion and $3.8 billion, respectively.

        The Secured Term Loan is guaranteed by SFC and by the Subsidiary Guarantors. In addition, certain operating subsidiaries of SFC that from time to time meet certain criteria will be required to become subsidiary guarantors. The Secured Term Loan is secured by a first priority pledge of the stock of SFFC that was limited at the transaction date, in accordance with SFC's existing indenture, to approximately 10% of SFC's consolidated net worth.

        SFFC used the proceeds from the initial loan made under the Secured Term Loan to refinance its existing $3.0 billion secured term loan facility and to make new intercompany loans to the Subsidiary Guarantors. The intercompany loans are secured by a first priority security interest in eligible finance receivables, according to pre-determined eligibility requirements and in accordance with a borrowing base formula.

        The maturity date of the initial loan made under the Secured Term Loan is May 10, 2017. With respect to Eurodollar rate loans, the initial loan under the Secured Term Loan will bear interest at a rate of LIBOR plus 4.25%, subject to a LIBOR floor of 1.25%. With respect to base rate loans, the initial loan under the Secured Term Loan will bear interest at a spread of 3.25% plus the highest of (i) the federal funds rate plus 1/2 of 1%, (ii) the rate of interest in effect for such day as publicly announced from time to time by the administrative agent as its "prime rate," and (iii) one-month LIBOR plus 1.00%. Voluntary prepayments after May 10, 2013 are not subject to a prepayment premium.

        The documents for the Secured Term Loan (collectively the "SFFC Facility Documents"), including the SFFC Amended and Restated Credit Agreement dated May 10, 2011, contain customary representations and warranties and affirmative and negative covenants that, among other things, restrict the ability of (i) SFC and its subsidiaries to create or incur certain liens, (ii) SFFC to merge or consolidate with other companies or transfer all or substantially all of its assets, (iii) SFFC and the Subsidiary Guarantors to create or incur liens, incur or guarantee additional indebtedness, make investments, transfer or sell assets, make restricted payments, engage in transactions with affiliates and make certain amendments to their organizational documents or the documents relating to the intercompany secured loans, and (iv) SFFC to engage in any business or consensual activity other than as specified in the SFFC Facility Documents. Certain of these restrictions limit the ability of SFFC, SFC and Subsidiary Guarantors to directly or indirectly make loans and distributions to and investments in SFI. These covenants are subject to a number of limitations and exceptions set forth in the SFFC Facility Documents.

        The SFFC Facility Documents also provide for customary events of default, including: payment defaults; failure to comply with covenants; cross-defaults to material indebtedness; bankruptcy and insolvency; material judgments; invalidity of SFFC Facility Documents or with respect to the intercompany secured loans; and material ERISA events. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding obligations under the SFFC Facility Documents will become due and payable immediately without further action or notice. As is customary in such financings, the lenders may terminate their commitments, accelerate the repayment of amounts outstanding and exercise other remedies upon the occurrence of an event of default, subject, in certain instances, to the expiration of an applicable cure period.

New Loan Tranche Under Secured Term Loan Facility

        On September 30, 2013, SFC, SFFC and the Subsidiary Guarantors entered into an incremental facility joinder agreement with Bank of America, N.A., as lender, administrative agent and collateral agent, establishing the New Loan Tranche. SFFC remains the borrower of the loans made under the New Loan Tranche, and the proceeds of such loans will be used to make a voluntary prepayment of the initial loans made under the Secured Term Loan. The New Loan Tranche is guaranteed by SFC and by the Subsidiary Guarantors, and the New Loan Tranche is secured by the same collateral as, and on a pro rata basis with, the initial loans under the Secured Term Loan. The remainder of the terms and provisions of the New Loan Tranche are substantially the same as the terms and provisions of the Secured Term Loan, except for the following: (i) the maturity date of the loans made under the New Loan Tranche will be six years after the date such loans are made; (ii) with respect to Eurodollar rate loans, the loans under the New Loan Tranche will have an interest rate margin over LIBOR of 3.50%, subject to a LIBOR floor of 1.25%, and with respect to base rate loans, the loans under the New Loan Tranche will have an interest rate margin over the base rate of 2.50%; (iii) a covenant was added to the Credit Agreement restricting SFC or any of its subsidiaries from (x) exercising their option to allocate prepayments to the loans under the New Loan Tranche until the initial loans under the Secured Term Loan have been paid in full and (y) at any time prior to the first anniversary of the date the loans under the New Loan Tranche are made, (A) incurring any institutional term loan financing (including through any waiver, consent or amendment of the New Loan Tranche) for the primary purpose of prepaying or refinancing the New Loan Tranche and having a lower weighted average yield to maturity than the weighted average yield to maturity of the New Loan Tranche (a "repricing transaction") or (B) exercising their option under the mandatory prepayment section of the Credit Agreement to prepay loans under the New Loan Tranche in connection with a repricing transaction in lieu of pledging additional borrowing base collateral or making additional intercompany loans to Subsidiary Guarantors, unless, in each case, the applicable repayment is made at 101.0% of the principal amount of the loans under the New Loan Tranche so repaid; (iv) after the repayment in full of the initial loans under the Secured Term Loan, the borrowing base formula will be modified to increase the amount and expand the categories of assets eligible for inclusion in the borrowing base; and (v) after the repayment in full of the initial loans under the Secured Term Loan, certain restrictions contained in the negative covenants under the Credit Agreement will be revised to provide for more flexibility for SFC and its subsidiaries.

        On October 11, 2013, we prepaid, without penalty or premium, $550.0 million of initial loans under the Secured Term Loan. Following the prepayment, the initial loans under the Secured Term Loan maturing in 2017 were fully repaid, and the outstanding principal amount of loans under the New Loan Tranche was $750.0 million. Upon the repayment in full of the initial loans under the Secured Term Loan maturing in 2017, (i) the borrowing base formula was modified as described above, and (ii) certain restrictions contained in the negative covenants were revised as described above.

Unsecured Indebtedness

Senior Indenture

        As of June 30, 2013, there was $4.9 billion aggregate principal amount of notes issued and outstanding under the senior indenture (the "Senior Indenture"), by and between SFC and Citibank, N.A., as trustee. The rate of interest of the notes issued and outstanding under the Senior Indenture ranged from 4.95% to 7.50% as of June 30, 2013, and the maturity of such outstanding notes ranged from 2013 to 2017. The outstanding notes are unsecured and rank senior to all of SFC's existing and future subordinated indebtedness and equally with all of SFC's existing and future unsecured indebtedness.

        The covenants and events of default under the Senior Indenture are substantially the same as those for the Notes.

Junior Subordinated Indenture

        As of June 30, 2013, SFC had $350 million aggregate principal amount of 60-year junior subordinated debentures (the "debentures") outstanding under an indenture dated January 22, 2007 (the "Junior Subordinated Indenture"), by and between SFC and Deutsche Bank Trust Company, as trustee. The debentures bear interest at 6.00% per year. SFC can redeem the debentures at par beginning in January 2017.

        The Junior Subordinated Indenture restricts SFC's ability to sell or convey all or substantially all of its assets, unless the transferee assumes SFC's obligations and covenants under the Junior Subordinated Indenture. The Junior Subordinated Indenture provides for customary events of default, including: payment defaults; bankruptcy and insolvency; and upon admission by SFC in writing of its inability to pay its debts generally as they become due or that it has taken corporate action with regard to the commencement of voluntary bankruptcy or insolvency proceedings. In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding debentures will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding debentures may declare all the debentures to be due and payable immediately.

        Further, pursuant to the terms of the Junior Subordinated Indenture, SFC, upon the occurrence of a mandatory trigger event, is required to defer interest payments to the holders of the debentures (and not make dividend payments to SFI) unless SFC obtains non-debt capital funding in an amount equal to all accrued and unpaid interest on the debentures otherwise payable on the next interest payment date and pays such amount to the holders of the debentures. A mandatory trigger event occurs if SFC's (1) tangible equity to tangible managed assets is less than 5.5% or (2) average fixed charge ratio is not more than 1.10x for the trailing four quarters (where the fixed charge ratio equals earnings excluding income taxes, interest expense, extraordinary items, goodwill impairment, and any amounts related to discontinued operations, divided by the sum of interest expense and any preferred dividends).

        Based upon SFC's financial results for the twelve months ended March 31, 2013, a mandatory trigger event occurred under SFC's hybrid debt with respect to the hybrid debt's semi-annual payment due in July 2013 due to the average fixed charge ratio being 0.76x (while the tangible equity to tangible managed assets ratio was 8.69%). On July 10, 2013, SFC issued one share of SFC common stock to SFI for $10.5 million to satisfy the July 2013 interest payments required by the Junior Subordinated Indenture.

Euro Notes

        As of June 30, 2013, SFC had $416.6 million aggregate principal amount of its 4.125% Notes due 2013 issued and outstanding under the Trust Deed, dated November 29, 2006 (the "November 2006 Trust Deed"), by and between SFC and Citicorp Trustee Company Limited, as trustee. The notes will mature on November 29, 2013 and bear interest at a rate of 4.125% per annum, payable annually on November 29. The notes are SFC's senior unsecured obligations and rank equally in right of payment to all of SFC's other existing unsubordinated indebtedness. The notes are not guaranteed by any of SFC's subsidiaries or other affiliates of SFC. The notes are effectively subordinated to all of SFC's secured obligations to the extent of the value of the assets securing such obligations and structurally subordinated to any existing and future obligations of SFC's subsidiaries with respect to claims against the assets of such subsidiaries.

        The notes are not redeemable with the exception of certain taxation reasons as specified in the November 2006 Trust Deed. The notes will not have the benefit of any sinking fund.

        The November 2006 Trust Deed contains certain affirmative and negative covenants. The negative covenants limit SFC's ability to create liens on assets. The November 2006 Trust Deed also provides for customary events of default, including: payment defaults; failure by SFC to comply with covenants or warranties; cross-defaults to SFC's material indebtedness; and bankruptcy and insolvency.

 DESCRIPTION OF NOTES

New Notes

        The Company issued $300,000,000 aggregate principal amount of the 6.000% Senior Notes due 2020 (the "Old 2020 Notes") under an indenture (the "2020 indenture") dated May 29, 2013 by and between itself and Wilmington Trust, National Association, as trustee (in such capacity, the "2020 Trustee"). The Company issued $650,000,000 aggregate principal amount of the 7.750% Senior Notes due 2021 (the "Old 2021 Notes") under an indenture (the "2021 indenture") dated as of September 24, 2013 among the Company and Wilmington Trust, National Association, as trustee (the "2021 Trustee"). The Company issued $300,000,000 aggregate principal amount of 8.250% Senior Notes due 2023 (the "Old 2023 Notes") under an indenture (the "2023 indenture" and together with the 2020 indenture and 2021 indenture, the "indentures") dated as of September 24, 2013 between the Company and Wilmington Trust, National Association, as trustee (the "2023 Trustee").

        The terms of the New Notes are identical in all material respects to the Old Notes except that upon completion of the exchange offer, the New Notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. For the purposes of this section, (1) the Old 2020 Notes and the New 2020 Notes are referred to collectively as the "2020 Notes," (2) the Old 2021 Notes and the New 2021 Notes are referred to collectively as the "2021 Notes," (3) the Old 2023 Notes and the New 2023 Notes are referred to collectively as the "2023 Notes," (4) the New 2020 Notes, the New 2021 Notes and the New 2023 Notes are referred to collectively as the "New Notes," and (5) the 2020 Notes, the 2021 Notes and the 2023 Notes are referred to collectively as the "Notes".

        References herein to the "Trustee" shall refer to any of the 2020 Trustee, 2021 Trustee, and 2023 Trustee, as applicable. You can find definitions of certain terms used in this description under the heading "—Certain Definitions." For purposes of this "Description of the Notes" section, references to the "Company," "we," "us," and "our" include only Springleaf Finance Corporation, and not its Subsidiaries.

        The Exchange Offers are being made to satisfy the Company's obligations under the registration rights agreements. The Trustee will authenticate and deliver New Notes for original issue only in exchange for a like principal amount of Old Notes. Any Old Notes that remain outstanding after the consummation of the Exchange Offers, together with the New Notes, will be treated as a single class of securities under the indentures and will trade fungibly with each other. Accordingly, all references in this section to specified percentages in aggregate principal amount of outstanding New Notes shall be deemed to mean, at any time after the Exchange Offers are consummated, such percentage in aggregate principal amount of the Old Notes and the New Notes outstanding.

        We have summarized selected terms and provisions of the indentures. We urge you to read the indentures because it, and not this description, defines your rights. The terms of the Notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of the material provisions of the indentures and the Notes is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the indentures. If you would like more information on any of these provisions, you should read the relevant sections of the indentures.

        The New Notes will be issued only in fully registered book-entry form without coupons only in minimum denominations of $2,000 principal amount and integral multiples of $1,000 above that amount. The New Notes will be issued in the form of global notes. Global notes will be registered in the name of a nominee of DTC, New York, New York, as described under "Book-Entry, Delivery and Form."

Principal Amount; Maturity and Interest

        Additional notes of each series ("Additional Notes") may be issued from time to time. The Notes of each series and any Additional Notes of such series subsequently issued will be treated as a single class for all purposes under the indentures, in each case including, without limitation, waivers, amendments and redemptions. The Notes of each series and any Additional Notes of such series will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the indentures and this "Description of the Notes," references to Notes of each series include any Additional Notes of such series actually issued. Because any Additional Notes of a series may not be fungible with the Notes of such series for federal income tax purposes, Additional Notes of a series may have a different CUSIP number or numbers than other notes of such series and may be represented by a different global note or global notes. The 2020 Notes mature on June 1, 2020. The 2021 notes mature on October 1, 2021. The 2023 notes mature on October 1, 2023.

        The Notes are denominated in U.S. dollars and all payments of principal and interest thereon will be paid in U.S. dollars.

        The 2020 Notes bear interest at a rate of 6.000% per year, the 2021 Notes bear interest at a rate of 7.750% per year and the 2023 Notes bear interest at a rate of 8.250% per year. Interest on the 2020 Notes is payable semi-annually, in cash in arrears, on June 1 and December 1 of each year, beginning on December 1, 2013, to the persons in whose name the 2020 Notes are registered at the close of business on the May 15 and November 15 immediately preceding such interest payment date. Interest on the 2020 Notes is computed on the basis of a 360-day year of twelve 30-day months.

        Interest on the 2021 Notes and the 2023 Notes is payable semi-annually, in cash in arrears, on April 1 and October 1 of each year, beginning on April 1, 2014, to the persons in whose name such Notes are registered at the close of business on the March 15 and September 15 immediately preceding such interest payment date. Interest on the 2021 Notes and 2023 Notes is computed on the basis of a 360-day year of twelve 30-day months.

        Interest on the Notes will accrue from and including the Issue Date or from and including the most recent interest payment date (whether or not such interest payment date was a business day) for which interest has been paid or provided for to but excluding the relevant interest payment date.

        If an interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next succeeding business day, with the same force and effect as if made on the date such payment was due, and no interest will accrue as a result of such delay.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Company, the Company will make all principal, premium, if any, and interest payments on such holder's Notes in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders.

Transfer and Exchange

        A holder may transfer or exchange Notes in accordance with the indentures. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indentures.

        The registered holder of a Note will be treated as the owner of it for all purposes.

Ranking

        The Notes are the Company's senior unsecured obligations and rank equally in right of payment with all of the Company's other existing and future unsubordinated indebtedness from time to time outstanding.

        The Notes are not guaranteed by any of the Company's subsidiaries or any of its affiliates. The Notes are effectively subordinated to all of the Company's secured obligations to the extent of the value of the assets securing such obligations and structurally subordinated to any existing and future obligations of the Company's subsidiaries with respect to claims against the assets of such subsidiaries. Secured indebtedness of the Company is currently equal to 10% of the Company and its subsidiaries Consolidated Net Worth (as defined in, and calculated in accordance with, the indenture governing the Company's existing public debt). As of June 30, 2013, on an as adjusted basis, the Company' subsidiaries would have had approximately $6.6 billion of liabilities (including the Term Loan Facility and securitizations but excluding payables and other obligations to the Company of approximately $3.9 billion) to which the Notes would have been structurally subordinated.

        As of June 30, 2013, on an as adjusted basis, the aggregate amount of unsubordinated indebtedness outstanding to which the Notes would have ranked equally would have been approximately $5.0 billion.

Optional Redemption

        Other than as set forth in the next succeeding paragraph, the Notes are not subject to redemption prior to maturity, and there is no sinking fund for the Notes.

        At any time and from time to time prior to the Stated Maturity of each series of Notes, the Company may redeem, at its option, all or part of the Notes of either series upon not less than 30 nor more than 60 days' prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

SEC Reports and Reports to Holders

        The Company, pursuant to Section 314(a) of the TIA, is required to file with the Trustee within fifteen days after the Company is required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Company may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of such Sections, then to file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which would be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations. The Company, pursuant to Section 314(a) of the TIA, is also required to file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for in the indentures as may be required from time to time by such rules and regulations. In addition, the Company, pursuant to Section 314(a) of the TIA, is required to transmit to the holders of the notes within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Section 313(c) of the TIA, such summaries of any information, documents and reports required to be filed by the Company pursuant to the two immediately preceding sentences as may be required by rules and regulations prescribed from time to time by the SEC.

        The Company has also agreed to notify the Trustee when and as either series of Notes becomes admitted to trading on any national securities exchange.

Limitations on Liens

        The Company shall not at any time, directly or indirectly, create, assume or suffer to exist, and shall not cause, suffer or permit any Subsidiary to create, assume or suffer to exist, any Mortgage of or upon any of its or their properties or assets, real or personal, whether owned at the Issue Date or thereafter acquired, or of or upon any income or profit therefrom, without making effective provision, and the Company covenants that in any such case it will make or cause to be made effective provision, whereby the Notes shall be secured by such Mortgage equally and ratably with or prior to any and all other obligations and indebtedness to be secured thereby, so long as any such other obligations and indebtedness shall be so secured.

        Nothing in this covenant shall be construed to prevent the Company or any Subsidiary from creating, assuming or suffering to exist, and the Company or any Subsidiary is hereby expressly permitted to create, assume or suffer to exist, without securing the Notes as hereinabove provided, any Mortgage of the following character:

  (a)
  any Mortgage on any properties or assets of the Company or any Subsidiary existing on the Issue Date;

  (b)
  any Mortgage on any properties or assets of the Company or any Subsidiary, in addition to those otherwise permitted by this subsection (b) of this covenant, securing Indebtedness of the Company or any Subsidiary and refundings or extensions of any such Mortgage and the Indebtedness secured thereby for amounts not exceeding the principal amount of the Indebtedness so refunded or extended at the time of the refunding or extension thereof and covering only the same property theretofore securing the same; provided that at the time such Indebtedness was initially incurred, the aggregate amount of secured Indebtedness permitted by this paragraph (ii), after giving effect to such incurrence, does not exceed 10% of Consolidated Net Tangible Assets;

  (c)
  any Mortgage on any property or assets of any Subsidiary to secure Indebtedness owing by it to the Company or to a Wholly-owned Subsidiary;

  (d)
  any Mortgage on any property or assets of any Subsidiary to secure, in the ordinary course of business, its Indebtedness, if as a matter of practice, prior to the time it became a Subsidiary, it had borrowed on the basis of secured loans or had customarily deposited collateral to secure any or all of its obligations;

  (e)
  any purchase money Mortgage on property, real or personal, acquired or constructed by the Company or any Subsidiary after the Issue Date, to secure the purchase price of such property (or to secure Indebtedness incurred for the purpose of financing the acquisition or construction of any such property to be subject to such Mortgage), or Mortgages existing on any such property at the time of acquisition, whether or not assumed, or any Mortgage existing on any property of any corporation at the time it becomes a Subsidiary, or any Mortgage with respect to any property hereafter acquired; provided, however, that the aggregate principal amount of the Indebtedness secured by all such Mortgages on a particular parcel of property shall not exceed 75% of the cost of such property, including the improvements thereon, to the Company or any such Subsidiary, and provided, further, that any such Mortgage does not spread to other property owned prior to such acquisition or construction or to property thereafter acquired or constructed other than additions to such property;

  (f)
  refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) of any Mortgage permitted by this subsection (b) of this covenant (other than pursuant to paragraph (ii) hereof) for amounts not exceeding (A) the principal amount of the Indebtedness so refinanced, refunded, extended, renewed or replaced at the time of the refunding or extension thereof and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and covering only the same property theretofore securing the same;

  (g)
  deposits, liens or pledges to enable the Company or any Subsidiary to exercise any privilege or license, or to secure payments of workmen's compensation, unemployment insurance, old age pensions or other social security, or to secure the performance of bids, tenders, contracts or leases to which the Company or any Subsidiary is a party, or to secure public or statutory obligations of the Company or any Subsidiary, or to secure surety, stay or appeal bonds to which the Company or any Subsidiary is a party; or other similar deposits, liens or pledges made in the ordinary course of business;

  (h)
  mechanics', workmen's, repairmen's, materialmen's, or carriers' liens; or other similar liens arising in the ordinary course of business; or deposits or pledges to obtain the release of any such liens;

  (i)
  liens arising out of judgments or awards against the Company or any Subsidiary with respect to which the Company or such Subsidiary shall in good faith be prosecuting an appeal or proceedings for review; or liens incurred by the Company or any Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Subsidiary is a party;

  (j)
  liens for taxes not yet subject to penalties for non-payment or contested, or minor survey exceptions, or minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties, which encumbrances, easements, reservations, rights and restrictions do not in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of the Company or of the Subsidiary owning the same;

  (k)
  other liens, charges and encumbrances incidental to the conduct of its business or the ownership of its property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and which do not in the aggregate materially detract from the value of its property and assets or materially impair the use thereof in the operation of its business; and

  (l)
  any Mortgage created by the Company or any Subsidiary in connection with a transaction intended by the Company or such Subsidiary to be one or more sales of properties or assets of the Company or such Subsidiary; provided that such Mortgage shall only apply to the properties or assets involved in such sale or sales, the income from such properties or assets and/or the proceeds of such properties or assets.

  (m)
  If at any time the Company or any Subsidiary shall create or assume any Mortgage not permitted by subsection (b) of this covenant, to which the covenant in subsection (a) of this covenant is applicable, the Company shall promptly deliver to the Trustee (1) an officers' certificate stating that the covenant of the Company contained in subsection (a) of this covenant has been complied with; and (2) an Opinion of Counsel to the effect that such covenant has been complied with, and that any instruments executed by the Company in the performance of such covenant comply with the requirements of such covenant.

  (n)
  In the event that the Company shall hereafter secure the Notes equally and ratably with (or prior to) any other obligation or indebtedness pursuant to the provisions of this covenant, the Trustee is hereby authorized to enter into an indenture or agreement supplemental hereto and to take such action, if any, as it may deem advisable to enable the Trustee to enforce effectively the rights of the holders of the Notes so secured equally and ratably with (or prior to) such other obligation or indebtedness.

Events of Default, Notice and Waiver

        If an Event of Default with respect to a series of Notes occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes of such series may declare, by notice as provided in the indentures, the principal amount of all the Notes of such series due and payable immediately. However, in the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration will occur automatically. If all Events of Default with respect to a series of Notes have been cured or waived, and all amounts due otherwise than because of the acceleration have been paid or deposited with the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes of such series may rescind the acceleration and its consequences.

        The holders of a majority in aggregate principal amount of the Notes of each series may waive any past Default with respect to such Notes, and any Event of Default arising from a past default, except in the case of (i) a Default in the payment of the principal of, or any premium or interest on, any note of a series; or (ii) a Default in respect of a covenant or provision that cannot be amended or modified without the consent of the holder of each outstanding note of a series.

        "Event of Default" means the occurrence and continuance of any of the following events with respect to each series of Notes:

  (a)
  default in the payment of any interest payable in respect of any Note, when such interest becomes due and payable, and continuance of such default for a period of 30 days;

  (b)
  default in the payment of the principal of and any premium on any note when it becomes due and payable at its Maturity;

  (c)
  default in the performance, or breach, of any covenant or warranty of the Company in the indentures or the Notes, and continuance of such default or breach for a period of 90 days;

  (d)
  an event of default, as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness for money borrowed of the Company, whether such Indebtedness now exists or shall hereafter be created, shall happen and shall result in a principal amount in excess of $25,000,000 of Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days; and

  (e)
  certain events in bankruptcy, insolvency or reorganization of the Company.

        A Default under clause (3) or (4) is not an Event of Default until the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes of a series notify the Company in writing of the Default, and the Company does not cure the Default within the time specified in such clause after receipt of such notice.

        When a Default under clause (3) or (4) is cured or remedied within the specified period, it ceases to exist.

        If an Event of Default (other than an Event of Default with respect to the Company specified in clause (5) above) occurs and is continuing, the Trustee, by written notice to the Company, or the holders of at least 25% in aggregate principal amount of the outstanding Notes of the applicable series, by written notice to the Company and the Trustee, may declare all unpaid principal of and accrued interest on the Notes of such series then outstanding to be due and payable (the "Default Amount"). Upon a declaration of acceleration, such amount shall be due and payable immediately.

        If an Event of Default with respect to the Company specified in clause (5) above occurs, the Default Amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

        Under certain circumstances, the holders of a majority in aggregate principal amount of the Notes of a series then outstanding may rescind an acceleration with respect to such Notes and its consequences.

        In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indentures at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest (if any) when due, no holder may pursue any remedy with respect to the indentures or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes of a series have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes of a series have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indentures or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability.

        The indentures will provide that, if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 10 days after the occurrence thereof, written notice of any event which would constitute a Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder, member or limited partner of the Company or its parent companies shall have any liability for any obligations of the Company under the Notes or the indentures or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Merger and Consolidation

        The Company may consolidate with, merge with or into, or sell or convey all or substantially all of our assets to, any other corporation or entity if:

  (i)
  in the case of a merger, the Company is the surviving entity in such merger, or

  (ii)
  in the case of a merger in which the Company is not the surviving entity or in the case of a consolidation or a sale or conveyance of assets, the entity into which the Company is merged or the entity which is formed by such consolidation or which acquires by sale or conveyance all or substantially all of the assets of the Company shall be a corporation, association, company or business trust organized and existing under the laws of the United States of America or a State thereof and such successor entity shall expressly assume the due and punctual payment of the principal of and any premium and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants of the indentures and the Notes to be performed or observed by the Company by a supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such entity; and

  (iii)
  the Company or such successor entity, as the case maybe, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance or observance of any such covenant and shall not immediately thereafter have outstanding (or otherwise be liable for) any indebtedness secured by a Mortgage not expressly permitted by the provisions of the indentures or shall have secured the Notes hereunder equally and ratably with (or prior to) any Indebtedness secured by any Mortgage not so permitted.

Modification and Waiver

        The indentures may be modified or amended in respect of a series of Notes with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes of such series. However, unless each holder to be affected by the proposed change consents, no modification or amendment may:

  (i)
  change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any note;

  (ii)
  reduce the principal amount of, or the rate or amount of interest on, or any premium payable with respect to, any note;

  (iii)
  change the places or currency of payment of the principal of, or any premium or interest on, any note;

  (iv)
  impair the right to sue for the enforcement of any payment of principal of, or any premium or interest on, any note on or after the date the payment is due;

  (v)
  reduce the percentage in aggregate principal amount of outstanding Notes necessary to:

  1.
  modify or amend the indentures,

  2.
  waive any past default or compliance with certain restrictive provisions, or

  3.
  constitute a quorum or take action at a meeting; or

  (vi)
  otherwise modify the provisions of the indentures concerning modification or amendment or concerning waiver of compliance with certain provisions of, or certain defaults and their consequences under, the indentures, except to:

  1.
  increase the percentage of outstanding Notes necessary to modify or amend the indentures or to give the waiver, or

  2.
  provide that certain other provisions of the indentures cannot be modified or waived without the consent of the holder of each outstanding note affected by the modification or waiver.

        The holders of a majority in aggregate principal amount of the outstanding Notes of a series may waive our obligation to comply with certain restrictive provisions applicable to such Notes.

        The indentures may be modified or amended without the consent of any holder of outstanding Notes of each series for any of the following purposes:

  (a)
  to evidence that another entity is our successor and has assumed our obligations with respect to the Notes;

  (b)
  to add to our covenants or to add guarantees of any Person for the benefit of the holders of the Notes or to surrender any of our rights or powers under the indentures;

  (c)
  to add any Events of Default;

  (d)
  to change or eliminate any restrictions on the payment of the principal of, or any premium or interest on, any Notes, to modify the provisions relating to global notes, or to permit the issuance of Notes in uncertificated form, so long as in any such case the interests of the holders of Notes are not adversely affected in any material respect;

  (e)
  to secure the Notes;

  (f)
  to provide for the appointment of a successor Trustee with respect to the Notes;

  (g)
  to provide for the discharge of the indentures with respect to the Notes by the deposit in trust of money and/or Government Obligations in accordance with the provisions described under "—Satisfaction and Discharge";

  (h)
  to make certain changes to the indentures to provide for the issuance of Additional Notes;

  (i)
  to cure any ambiguity, defect or inconsistency in the indentures or to make any other provisions with respect to matters or questions arising under the indentures, so long as the action does not adversely affect the interests of the holders of the Notes in any material respect; or

  (j)
  to conform the text of the indentures or the Notes to any provision of this "Description of the Notes."

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all Notes of a series issued thereunder (other than the Company's obligations to register the transfer or exchange of Notes; to replace stolen, lost or mutilated Notes; to maintain paying agencies; and to hold money for payment in trust), when:

        either

  (a)
  all Notes of such series that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

  (b)
  all Notes of such series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Company, and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, Government Obligations, or a combination of cash in U.S. dollars and Government Obligations, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

  (c)
  the Company has paid or caused to be paid all sums payable by it under the indenture in respect of the Notes of such series; and

  (d)
  in the event of a deposit as provided in clause (i)(b) above, the Company has delivered irrevocable instructions to the trustee under the applicable indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

        In addition, the Company must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance of Certain Covenants

        The Company at any time may terminate all its obligations under the Notes of a series and the indenture with respect to such series of Notes except for certain obligations, including those respecting the Defeasance Trust (as defined below) and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. This is known as "Legal Defeasance." The Company at any time may terminate its obligations under the covenants described under "—Limitations on Liens" above and the operation of clause (3) or (4) described under "—Events of Default" above. This is known as "Covenant Defeasance."

        The Company may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option. If the Company exercises its Legal Defeasance option, payment of the Notes of a series may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its Covenant Defeasance option, payment of the Notes of a series may not be accelerated because of an Event of Default specified in clause (3) or (4) described under "—Events of Default" above.

        In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "Defeasance Trust") with the Trustee money or Government Obligations for the payment of principal and interest (if any) on the applicable series of Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including (unless the Notes will mature or be redeemed within 30 days) delivering to the Trustee an opinion of counsel to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been in the case if such deposit and defeasance had not occurred, and, in the case of Legal Defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

The Trustee under the Indentures

        We and certain of our affiliates maintain banking relations with Wilmington Trust, National Association and its affiliates.

        Unless we are in default, the Trustee is required to perform only those duties specifically set out in the indentures. After an Event of Default, the Trustee is required to exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The Trustee is under no obligation to exercise any of its rights or powers under the indentures at the request of any holder of Notes, unless the holder offers the Trustee indemnity satisfactory to it against the costs, expenses and liabilities that might be incurred in connection with the Trustee's exercise of these rights or powers. The Trustee is not required to spend or risk its own funds or otherwise incur financial liability in performing its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. The indentures contain other provisions limiting the responsibilities and liabilities of the Trustee.

Governing Law

        The indentures and the Notes are governed by and will be construed in accordance with the laws of the State of New York.

Certain Definitions

        "Applicable Premium" means with respect to any note on any date of redemption, as determined by the Company, the excess, if any, of:

  (a)
  the sum of the present values of the remaining scheduled payments of principal and interest on the note (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over the principal amount of the note.

        "Consolidated Net Tangible Assets" means the total amount of assets (less depreciation and valuation reserves and other reserves and items deductible from the gross book value of specific asset amounts under generally accepted accounting principles) which under generally accepted accounting principles would be included on a balance sheet of the Company and its Subsidiaries, after deducting therefrom (i) all liability items except indebtedness (whether incurred, assumed or guaranteed) for borrowed money maturing by its terms more than one year from the date of creation thereof or which is extendible or renewable at the sole option of the obligor in such manner that it may become payable more than one year from the date of creation thereof, shareholder's equity and reserves for deferred income taxes and (ii) all good will, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case would be so included on such balance sheet.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Government Obligations," with respect to any note, means (i) direct obligations of the United States of America where the timely payment or payments thereunder are supported by the full faith and credit of the United State of America or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America where the timely payment or payments thereunder are unconditionally guaranteed as a full faith and credit obligation by the United States of America, and which, in the case of (i) or (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or other amount with respect to any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of or other amount with respect to the Government Obligation evidenced by such depository receipt.

        "Indebtedness" means all obligations which in accordance with generally accepted accounting principles would be classified upon a balance sheet as liabilities, including without limitation by the enumeration thereof, obligations arising through direct or indirect guarantees (including agreements, contingent or otherwise, to purchase Indebtedness or to purchase property or services for the primary purpose of enabling the payment of Indebtedness or assuring the owner of Indebtedness against loss) or through agreements, contingent or otherwise, to supply or advance funds for the payment or purchase of Indebtedness of others; provided, however, that in determining Indebtedness of any Person, there shall not be included rental obligations under any lease of such Person, whether or not such rental obligations would, under generally accepted accounting principles, be required to be shown on the balance sheet of such Person as a liability item.

        "Issue Date" means May 29, 2013 for the 2020 Notes, and September 24, 2013 for the 2021 Notes and 2023 Notes.

        "Maturity," when used with respect to any note, means the date on which the principal of such note becomes due and payable as provided in the Notes and the indentures, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise and includes any redemption date.

        "Mortgage" means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Stated Maturity," when used with respect to any note or any installment of principal thereof or any premium or interest thereon, means the fixed date on which the principal of such note or such installment of principal or premium or interest is due and payable.

        "Subsidiary" means any corporation of which at the time of determination the Company and/or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the total voting power of shares of stock or other equity interests having general voting power under ordinary circumstances (without regard to the occurrence of any contingency) and entitled to vote in the election of directors, managers or trustees of such corporation.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the Stated Maturity of the applicable series of Notes; provided, however, that if the period from the redemption date to the Stated Maturity of such Notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Wholly-owned," when used with reference to a Subsidiary, means a Subsidiary of which all of the outstanding capital stock (except directors' qualifying shares) is owned by the Company and/or one or more wholly-owned Subsidiaries.

 BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

        Except as set forth below, the New Notes will be issued in the form of several registered notes in global form, without interest coupons (the "global notes").

        Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC. Global interests in the Old Notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the applicable global note.

        Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

  •
  upon deposit of each global note with DTC's custodian, DTC will credit portions of the principal amount of the global note to the accounts of the applicable DTC participants; and

  •
  ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

        Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

        All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

        DTC has advised us that it is:

  •
  a limited purpose trust company organized under the laws of the State of New York;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, banks and trust companies; clearing corporations and other organizations. Indirect access to DTC's system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        So long as DTC's nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the New Notes represented by that global note for all purposes under the applicable indenture.

        Except as provided below, owners of beneficial interests in a global note:

  •
  will not be entitled to have notes represented by the global note registered in their names;

  •
  will not receive or be entitled to receive physical, certificated notes; and

  •
  will not be considered the owners or holders of the New Notes under the applicable indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the applicable indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of New Notes under the applicable indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the New Notes represented by a global note will be made by the Trustee to DTC's nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC. Transfers between participants in DTC will be effected under DTC's procedures and will be settled in same-day funds.

Certificated Notes

        New Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related New Notes only if:

  •
  DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

  •
  DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

  •
  we, at our option, notify the Trustee that we elect to cause the issuance of certificated New Notes; or

  •
  certain other events provided in the New Notes Indentures should occur.

        In addition, certain participants in the Debt Exchange Offering that received certificated Old Notes in exchange for their Existing Notes will be issued global notes representing their New Notes.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations to a holder of Old Notes exchanging Old Notes for New Notes pursuant to the Exchange Offers. This summary is based on existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of such holders' investment or other circumstances, such as holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations (including private foundations) and partnerships and their partners), or to persons that hold the Old Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local, or non-U.S. tax considerations.

        Each prospective investor is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax considerations of the acquisition, ownership, and disposition of the New Notes.

Exchange of Old Notes for New Notes

        An exchange of Old Notes for New Notes pursuant to the Exchange Offers will not be a taxable event for U.S. federal income tax purposes. Consequently, a holder of Old Notes will not recognize gain or loss, for U.S. federal income tax purposes, as a result of exchanging Old Notes for New Notes pursuant to the Exchange Offers. The holding period of the New Notes will be the same as the holding period of the Old Notes, and the tax basis in the New Notes will be the same as the adjusted tax basis in the Old Notes as determined immediately before the exchange.

 PLAN OF DISTRIBUTION

        Each broker dealer that receives New Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market making activities or other trading activities. We have agreed that, if requested in writing by such a broker dealer, for a period of up to 90 days after the date of effectiveness of the Registration Statement, of which this prospectus forms a part, we will make this prospectus, as amended or supplemented, available to any broker dealer for use in connection with any such resale. In addition, until            , 2014, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of New Notes by broker dealers. New Notes received by broker dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such New Notes. Any broker dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The letter of transmittal also states that any holder participating in the Exchange Offers will have no arrangements or understanding with any person to participate in the distribution of the Old Notes or the New Notes within the meaning of the Securities Act.

        For a period of up to 90 days after the date of effectiveness of the Registration Statement, of which this prospectus forms a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the Exchange Offers and will indemnify the holders of the Old Notes (including any broker dealers) against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        Certain legal matters in connection with this exchange offer will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters of Indiana law will be passed upon for us by Jack Erkilla, Esq., Deputy General Counsel of the Company. Mr. Erkilla owns restricted stock units in SHI, SFC's indirect parent company.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2012 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MARKET AND INDUSTRY DATA AND FORECASTS

        Certain market and industry data included or incorporated by reference in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications, and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov. Certain information about our company may also be obtained from our website at www.Springleaf.com. Information contained on our website or any other website is not incorporated by reference into and does not constitute part of this prospectus.

        We have filed a registration statement on Form S-4 to register with the SEC the New Notes to be issued in exchange for the Old Notes. This prospectus is part of the Registration Statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

        We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

 INCORPORATION OF DOCUMENTS BY REFERENCE

        We incorporate by reference into this prospectus certain information that SFC files with the United States Securities and Exchange Commission (the "SEC"), which means we can disclose important information to you by referring you to those documents. We incorporate by reference into this prospectus (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein that such items are intended to be "filed" under the Securities Exchange Act of 1934 (the "Exchange Act"),

  •
  Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 19, 2013;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, filed with the Securities and Exchange Commission on May 13, 2013, and June 30, 2013, filed with the Securities and Exchange Commission on August 7, 2013; and

  •
  Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 10, 2013, May 15, 2013, May 20, 2013, May 21, 2013, May 29, 2013, May 30, 2013, July 29, 2013, September 17, 2013, September 18, 2013, September 25, 2013, September 30, 2013, October 4, 2013, October 7, 2013 and October 21, 2013, and our Current Report on Form 8-K/A filed on October 11, 2013.

        We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of the exchange offers. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC. You may request free copies of these filings by writing or telephoning us at the following address or telephone number, as applicable:

Springleaf Finance Corporation
601 N.W. Second Street
Evansville, IN 47708
Attn: Investor Relations
(812) 468-5180

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to provisions described elsewhere in this prospectus or incorporated herein by reference, the Company has been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Chapter 37 of the Indiana Business Corporation Law empowers a corporation to indemnify any individual who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, member, manager, trustee, employee or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether for profit or not, against reasonable expenses (including counsel fees), judgments, fines (including any excise tax assessed with respect to an employee benefit plan), penalties and amounts paid in settlement incurred by him in connection with such action, suit or proceeding if (i) he acted in good faith, and (ii) in the case of conduct in his official capacity with the corporation, he reasonably believed his conduct was in the best interests of the corporation or, in all other cases, he reasonably believed his conduct was at least not opposed to the best interests of the corporation (or with respect to an employee benefit plan, he reasonably believed his conduct was in the interests of the participants in and beneficiaries of the plan), and (iii) with respect to any criminal action or proceeding, he had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

        Chapter 37 further provides that a corporation shall, unless limited by its articles of incorporation, indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any action, suit or proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection therewith. Chapter 37 expressly states that the indemnification thereby provided does not exclude any other rights to indemnification to which a person may be entitled. Chapter 37 empowers a corporation to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation, or who, while a director, officer, employee or agent of the corporation is or was serving at the request of the corporation as a director, officer, partner, member, manager, trustee, employee or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, member, manager, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under Chapter 37.

        Finally, Chapter 37 empowers a corporation, under certain circumstances, to advance to an individual expenses incurred in connection with an action, suit or proceeding prior to the final disposition thereof, and empowers a court of competent jurisdiction, in certain cases, to order indemnification of a director or officer irrespective of whether the director or officer met the standards of conduct set forth above.

        Article VIII of the registrant's Articles of Incorporation provides that the every Indemnitee shall be indemnified to the full extent permitted by Indiana law for any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable Expenses incurred by the Indemnitees whose Association with the registrant (i) began before and continued until or after, or (ii) began on or after, October 8, 2009. Moreover, expenses reasonably incurred by Indemnitee, or, in the case of advancements, reasonably expected to be incurred by Indemnitee, in defending any action, suit or proceeding shall be advanced, paid or reimbursed by the registrant promptly upon receipt by it of an undertaking of Indemnitee to repay such expenses if it shall ultimately be determined that he or she is not entitled to be indemnified by the registrant. However, in order for a director to be advanced Expenses reasonably expected to be incurred by that director as an Indemnitee, in defending any action, suit or proceeding, that director must furnish the registrant with a written affirmation of the director's good faith belief that the director has met the standard of conduct described below.

        Article VIII of the registrant's Articles of Incorporation further provides that the registrant shall not indemnify Indemnitee or advance Indemnitee's Expenses if the action, suit or proceeding alleges (1) claims under Section 16 of the Securities Exchange Act of 1934 or (2) violations of Federal or state insider trading laws, unless, in the case of this clause (2), Indemnitee has been successful on the merits or settled the case with the written consent of the registrant, in which case the registrant shall indemnify and reimburse Indemnitee. In addition, no claim for indemnification shall be paid by the registrant unless the registrant has determined that Indemnitee acted in good faith and in a manner Indemnitee reasonably believed (i) in the case of his official capacity as a director, to be in the best interests of the registrant, or (ii) in all other cases, to be not opposed to the best interest of the registrant; and, with respect to any criminal action or proceeding, if he (x) had reasonable cause to believe that his conduct was lawful, or (y) had no reasonable cause to believe that his or her conduct was unlawful. Unless ordered by a court, such determinations shall be made by (1) a majority vote of a quorum of directors who are not at the time parties to the action, suit or proceeding for which indemnification is sought; or (2) by a majority vote of a committee of two or more such directors designated by a majority vote of directors; or (3) by special legal counsel (a) selected by the board of directors or its committee in the manner described in subdivision (1) above or (2) above, or (b) if a quorum of the board of directors cannot be obtained under subdivision (1) above and a committee cannot be designated under subdivision (2) above, selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or (4) by shareholders, but shares owned by or voted under the control of directors who are parties to the proceeding may not be voted on the determination. An Indemnitee who is a director under Section 23-1-37-2 of the Indiana Business Corporation Law and who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification if it determines: (i) the Indemnitee is entitled to mandatory indemnification under Section 23-1-37-9 of the Indiana Business Corporation Law, in which case the court shall also order the registrant to pay the Indemnitee's reasonable expenses incurred to obtain court-ordered indemnification; or (ii) the Indemnitee is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Indemnitee met the standard of conduct set forth in Section 23-1-37-8 of the Indiana Business Corporation Law.

        Article VIII also (1) details the notice requirements that Indemnitees must comply with in order to be indemnified or receive expense reimbursement from the registrant, (2) states that the indemnification provided by Article VIII is nonexclusive and (3) empowers the registrant to purchase and maintain insurance on behalf of any such person against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the registrant would have the power to indemnify him against that liability.

        For the purposes of Article VIII of the registrant's Restated Articles of Incorporation:

  (a)
  "at the request of the registrant" shall include service as a director, officer, employee or agent of the registrant which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be an Expense; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the registrant.

  (b)
  "Expenses" shall include all reasonable out of pocket fees, costs and expenses, including without limitation, attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with defending, preparing to defend, or investigating an action, suit or proceeding, whether civil, criminal, administrative or investigative but shall exclude the costs of acquiring and maintaining an appeal or supersede as bond or similar instrument. For the avoidance of doubt, "Expenses" shall not include (i) any amounts incurred in an action, suit or proceeding in which Indemnitee is a plaintiff, and (ii) any amounts incurred in connection with any non-compulsory counterclaim brought by the Indemnitee.

  (c)
  "Indemnitee" means any person who (i) is or was a director, officer or employee of the registrant or serves or served at the request of the registrant any other enterprise as a director, officer or employee, in each case on or after October 8, 2009, and (ii) is made or threatened to be made a party to any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person or such person's testator or intestate is or was (whether before or after October 8, 2009) a director, officer or employee of the registrant or serves or served (whether before or after October 8, 2009) at the request of the registrant any other enterprise as a director, officer or employee (any of the foregoing capacities being herein referred to as an "Association").

  (d)
  "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan.

  (e)
  "registrant" shall include any predecessor of the registrant and any constituent corporation (including any constituent of a constituent) absorbed by the registrant in a consolidation or merger.

        The indemnification provided by Article VIII of the registrant's Articles of Incorporation shall not affect any rights to, or create any rights to, indemnification or advancement of expenses that may, or may not, have existed for any person who would have been an Indemnitee had their Association with the registrant not ceased prior to October 8, 2009, including as provided in the registrant's Articles of Restatement of the Amended Articles of Incorporation dated July 22, 1988, as amended, and the registrant's Amended and Restated By-Laws dated May 6, 1992.

        Reference is made to the final undertaking set forth in Item 22.

        The registrant carries insurance covering directors and officers against certain liabilities.

Item 21.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

        See the Index to Exhibits included in this Registration Statement.

  (b)
  Financial Statement Schedules.

        Financial statement schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012:

  Schedule 1—Condensed Financial Information of Registrant as of December 31, 2012 and 2011 and for the years ended December 2012 and 2011, one month ended December 31, 2010, and eleven months ended November 30, 2010.

Item 22.    Undertakings.

  (a)
  Each of the undersigned registrants hereby undertakes:

  (1)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2)
  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (3)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4)
  the undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

  (5)
  the registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (6)
  insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b)
  Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (c)
  Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction ,and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on the 30th of October, 2013.

SPRINGLEAF FINANCE CORPORATION
By:	/s/ JAY N. LEVINE
	Name:	Jay N. Levine
	Title:	President

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Jay Levine, Macrina Kgil and Scott McKinlay, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JAY N. LEVINE Jay N. Levine	Chief Executive Officer and Director (Principal Executive Officer)	October 30, 2013
/s/ MINCHUNG (MACRINA) KGIL Minchung (Macrina) Kgil	Chief Financial Officer (Principal Financial Officer) and Treasurer	October 30, 2013
/s/ WILLIAM E. KANDEL William E. Kandel	Chief Accounting Officer (Principal Accounting Officer)	October 30, 2013
/s/ WESLEY R. EDENS Wesley R. Edens	Director	October 30, 2013

Name	Title	Date

/s/ ROY A. GUTHRIE Roy A. Guthrie	Director	October 30, 2013
/s/ DOUGLAS L. JACOBS Douglas L. Jacobs	Director	October 30, 2013
/s/ ANAHAITA N. KOTVAL Anahaita N. Kotval	Director	October 30, 2013

INDEX TO EXHIBITS

Exhibit		Description
3.1		Amended and Restated Articles of Incorporation of Springleaf Finance Corporation (formerly American General Finance Corporation), as amended to date. Incorporated by reference to Exhibit (3)a. to SFC's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

3.2		Amended and Restated By-laws of Springleaf Finance Corporation, as amended to date. Incorporated by reference to Exhibit (3)b. to SFC's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

4.1		The following Indenture is filed pursuant to Item 601(b)(4)(ii) of Regulation S-K, which requires with certain exceptions that all instruments be filed which define the rights of holders of the Company's long-term debt and of our consolidated subsidiaries. In the aggregate, the outstanding issuances of debt at June 30, 2013 under the following Indenture exceeds 10% of the Company's total assets on a consolidated basis:

Indenture dated as of May 1, 1999 from Springleaf Finance Corporation (formerly American General Finance Corporation) to Wilmington Trust Company (successor trustee to Citibank, N.A.). Incorporated by reference to Exhibit (4)a.(1) filed as a part of Springleaf Finance Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 1-06155).

4.2		Indenture, dated as of May 29, 2013, between Springleaf Finance Corporation and Wilmington Trust, National Association, as Trustee. Incorporated by reference to Exhibit (4.1) to Springleaf Finance Corporation's Current Report on Form 8-K dated May 29, 2013.

4.3		In accordance with Item 601(b)(4)(iii) of Regulation S-K, certain other instruments defining the rights of holders of the Company's long-term debt and of our consolidated subsidiaries have not been filed as exhibits to this registration Statement because the total amount of securities authorized and outstanding under each instrument does not exceed 10% of the total assets of the Company on a consolidated basis. We hereby agree to furnish a copy of each instrument to the Securities and Exchange Commission upon request.

4.4		7.750% Senior Notes Indenture, dated September 24, 2013, between Springleaf Finance Corporation and Wilmington Trust, National Association, as Trustee. Incorporated by reference to Exhibit (4.1) to Springleaf Finance Corporation's Current Report on Form 8-K dated September 24, 2013.

4.5		8.250% Senior Notes Indenture, dated September 24, 2013, between Springleaf Finance Corporation and Wilmington Trust, National Association, as Trustee. Incorporated by reference to Exhibit (4.2) to Springleaf Finance Corporation's Current Report on Form 8-K dated September 24, 2013.

5.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

5.2	*	Opinion of Jack R. Erkilla, Esq.

10.1		Springleaf Finance, Inc. Executive Severance Plan dated as of November 30, 2010. Incorporated by reference to Exhibit (10.15) to Springleaf Finance Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

10.2		Springleaf Finance, Inc. Excess Retirement Income Plan dated as of January 1, 2011. Incorporated by reference to Exhibit (10.1) to Springleaf Finance Corporation's Current Report on Form 8-K dated December 3, 2010.

Exhibit		Description
10.3		Amended and Restated Credit Agreement, dated as of May 10, 2011, among Springleaf Financial Funding Company; Springleaf Finance Corporation; the Subsidiary Guarantors party thereto; Bank of America, N.A.; Other Lenders party thereto; Merrill Lynch, Pierce, Fenner & Smith Incorporated; JPMorgan Chase Bank, N.A.; and J.P. Morgan Securities LLC. Incorporated by reference to Exhibit (10.1) to Springleaf Finance Corporation's Current Report on Form 8-K dated May 6, 2011.

10.4		Employment Letter, dated October 1, 2012, for Minchung (Macrina) Kgil. Incorporated by reference to Exhibit (10.4) to Springleaf Finance Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

10.5		Amendment to Springleaf Finance, Inc. Excess Retirement Income Plan effective as of December 19, 2012. Incorporated by reference to Exhibit (10.5) to Springleaf Finance Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

10.6		Springleaf Holdings, Inc. 2013 Omnibus Incentive Plan. Incorporated by reference to Exhibit (99.1) to Springleaf Holdings Inc.'s Registration Statement on Form S-8 dated October 16, 2013.

10.7		Form of Restricted Stock Award Agreement under the Springleaf Holdings, Inc. 2013 Omnibus Incentive Plan (Employees). Incorporated by reference to Exhibit (10.9) to Springleaf Holdings Inc.'s Registration Statement on Form S-1/A dated October 11, 2013.

10.8		Form of Restricted Stock Agreement under the Springleaf Holdings, Inc. 2013 Omnibus Incentive Plan (Non-Employee Directors). Incorporated by reference to Exhibit (10.10) to Springleaf Holdings Inc.'s Registration Statement on Form S-1/A dated October 11, 2013.

10.9		Second Amended and Restated Limited Liability Company Agreement of Springleaf Financial Holdings, LLC, dated October 9, 2013. Incorporated by reference to Exhibit (10.11) to Springleaf Holdings Inc.'s Registration Statement on Form S-1/A dated October 11, 2013.

10.10	*	Employment Agreement by and among Springleaf Finance Inc., Springleaf General Services Corporation and Jay Levine, dated as of September 30, 2013.

10.11		Joinder Agreement, dated as of September 30, 2013, among Springleaf Financial Funding Company, as borrower, Springleaf Finance Corporation ("Springleaf") and the subsidiaries of Springleaf party thereto, as guarantors, Bank of America, N.A., as new 2019 term lender, and Bank of America, N.A., as administrative agent and as collateral agent. Incorporated by reference to Exhibit (10.1) to Springleaf Finance Corporation's Current Report on Form 8-K dated September 30, 2013.

10.12		Form of Restricted Stock Unit Award Agreement under the Springleaf Holdings, Inc. 2013 Omnibus Incentive Plan. Incorporated by reference to Exhibit (10.16) to Springleaf Holdings Inc.'s Registration Statement on Form S-1/A dated October 11, 2013.

12.1	*	Computation of Ratio of Earnings to Fixed Changes

21.1	*	Subsidiaries of Springleaf Finance Corporation

23.1	*	Consent of PricewaterhouseCoopers LLP with respect to Springleaf Finance Corporation

23.2	*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).

23.3	*	Consent of Jack R. Erkilla, Esq. (included as part of Exhibit 5.2)

24.1	*	Power of Attorney of Officers and Directors (included on the Signature Page)

25.1	*	Statement of Eligibility of Wilmington Trust, N.A. on Form T-1.

Exhibit		Description
99.1	*	Form of Letter of Transmittal.

99.2	*	Form of Letter to Clients

99.3	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*
Filed herewith.